                                                Filed Pursuant to Rule 424(b)2)
                                                Registration No. 333-50572

PROSPECTUS SUPPLEMENT
(to Prospectus dated February 15, 2001)

[ARROW ELECTRONICS LOGO]

ARROW ELECTRONICS, INC.

$350,000,000
6 7/8% Notes due 2013

Interest payable January 1 and July 1

Issue price: 99.806%

The notes will mature on July 1, 2013. Interest on the notes will accrue from June 27, 2003, and the first interest payment date will be January 1, 2004. We may redeem the notes, in whole or in part, at any time prior to maturity at the redemption price described in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

------------------------------------------------------------------------------------------
                                     PRICE TO            DISCOUNTS AND        PROCEEDS
                                     PUBLIC              COMMISSIONS          TO ARROW
------------------------------------------------------------------------------------------
Per Note                             99.806%              .850%               98.956%
------------------------------------------------------------------------------------------
Total                                $349,321,000         $2,975,000          $346,346,000
------------------------------------------------------------------------------------------

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 27, 2003 and must be paid by the purchasers if the notes are delivered after June 27, 2003. The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about June 27, 2003.

                         ------------------------------

GOLDMAN, SACHS & CO.           JPMORGAN           BANC OF AMERICA SECURITIES LLC

                         ------------------------------

                           CREDIT SUISSE FIRST BOSTON
FLEET SECURITIES, INC.
                       SCOTIA CAPITAL
                                            WACHOVIA SECURITIES
                                                                       HSBC

June 24, 2003

     In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any additional information. If you receive any other information, you should not rely on it. Any statement contained in this prospectus supplement will be deemed to modify and supercede any previous statement contained or incorporated by reference in the accompanying prospectus.

     This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, the notes offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

     As used in this prospectus supplement, the terms "Arrow," the "Company," "we," "us" and "our" refer to Arrow Electronics, Inc. and its subsidiaries, unless the context indicates otherwise.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Summary.....................................................   S-3
Forward-Looking Information.................................   S-7
Use of Proceeds.............................................   S-7
Consolidated Ratios of Earnings to Fixed Charges............   S-8
Capitalization..............................................   S-9
Selected Historical Financial Data..........................  S-10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-12
Business....................................................  S-28
Management Overview.........................................  S-31
Description of the Notes....................................  S-32
Underwriting................................................  S-35
Legal Matters...............................................  S-36
                            PROSPECTUS
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Arrow.......................................................     3
Use of Proceeds.............................................     4
Consolidated Ratios of Earnings to Fixed Charges............     4
Description of Debt Securities..............................     5
Plan of Distribution........................................    24
Validity of Securities......................................    25
Experts.....................................................    25

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, as described under the heading "Where You Can Find More Information" in the accompanying prospectus. To fully understand this offering, you should read all these documents.

                            ARROW ELECTRONICS, INC.

     We are one of the world's largest providers of electronic components and computer products to industrial and commercial customers and a leading provider of services, including materials planning, programming and assembly services, inventory management, a suite of online supply chain tools, and design services, to the electronics industry. We believe we are one of the electronics distribution industry's leaders in operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our global distribution network spans the world's three largest electronics markets -- the Americas, Europe, and the Asia/Pacific region. We serve a diversified base of original equipment manufacturers (OEMs), contract manufacturers, and commercial customers worldwide. OEMs include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers and OEMs of computer systems. We maintain over 190 sales facilities and 21 distribution centers in 40 countries and territories. Through this network, we can offer one of the broadest product offerings in the industry and a wide range of value-added services to help customers reduce their time to market, lower their total cost of ownership, and enhance their overall competitiveness.

                              RECENT DEVELOPMENTS

     On May 28, 2003, we announced that we are continuing to take actions to increase our operational and organizational efficiencies. These actions, across multiple locations and functions, will eliminate approximately 400 jobs (approximately 3 percent of our global work force) and will include a further rationalization of our physical logistics network. We expect to realize approximately $25 million of annual operating expense savings, with the majority of the expense reduction being realized at the beginning of the third quarter of 2003. We will record restructuring charges of between $12 million and $15 million in connection with these actions and expect that about half of the charges will be included in our second quarter results.

     On June 17, 2003, Moody's Investors Service affirmed the Baa3 rating for our senior unsecured debt, and stated that the long-term rating outlook remains negative based upon, among other factors, the use of approximately $230 million of cash to acquire most of the component distribution assets of Pioneer-Standard Electronics, Inc. and poor revenue visibility in the overall IT sector. Our short-term rating was downgraded to Not-Prime, with Moody's citing, among other things, recent declines in cash generated from operations and current cash balances (at March 31, 2003, $341 million) relative to scheduled debt maturities in October 2003 of $207 million. We expect to use the net proceeds of this offering to repay all of our senior notes that mature on October 5, 2003, as described under "Use of Proceeds" and "Capitalization". Further information bearing on our liquidity position can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity".

     We are aware that Fitch Ratings Delivery Service is contemplating initiating coverage of us, but we are unaware of when the coverage may begin or what ratings Fitch may issue for our securities.

                                  THE OFFERING

SECURITIES OFFERED............   $350,000,000 initial principal amount of 6 7/8%
                                 Notes due 2013.

MATURITY DATE.................   July 1, 2013.

INTEREST PAYMENT DATES........   January 1 and July 1 of each year, commencing
                                 January 1, 2004.

REDEMPTION....................   At our option, we may redeem any or all of the
                                 notes, in whole or in part, at any time, at the redemption prices described under "Description of the Notes -- Optional Redemption" in this prospectus supplement.

RANKING.......................   The notes:

                                 - are unsecured;

                                 - rank equally with all our existing and future
                                   unsecured and unsubordinated debt;

                                 - are senior to any future subordinated debt;
                                   and

                                 - are effectively junior to any secured debt
                                   and to all existing and future debt and other liabilities of our subsidiaries.

COVENANTS.....................   We will issue the notes under an indenture
                                 containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

                                 - incur debt secured by liens;

                                 - engage in sale/leaseback transactions; or

                                 - merge or consolidate with another entity or
                                   sell substantially all of our assets to
                                   another entity.

USE OF PROCEEDS...............   We estimate that the net proceeds we will
                                 receive from the sale of the notes we are offering will be approximately $346 million after deducting underwriting discounts and commissions and our estimated offering expenses. We expect to use the net proceeds from this offering to repay our 8.20% senior notes outstanding ($207 million outstanding as of March 31, 2003), which will mature on October 5, 2003. Until the repayment of our 8.20% senior notes in October 2003, such net proceeds from this offering will be maintained as cash and short-term investments. We expect to use the remainder of the net proceeds from this offering for general corporate purposes.

FURTHER ISSUES................   We may from time to time, without notice to or
                                 the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table contains our selected historical financial data as of the dates and for the periods indicated. We have derived the selected historical financial data as of and for each of the years in the five-year period ended December 31, 2002 from our audited consolidated financial statements. We have derived the selected historical financial data as of March 31, 2003 and for the three month periods ended March 31, 2003 and March 31, 2002 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation. Three month results, however, are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

     You should read the following data together with our other historical financial information and statements (including related notes) incorporated by reference in this prospectus supplement. Please also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included or incorporated by reference in this prospectus supplement.

                                    THREE MONTHS
                                       ENDED
                                     MARCH 31,                         YEAR ENDED DECEMBER 31,
                                --------------------   --------------------------------------------------------
                                2003(A)   2002(B)(C)   2002(B)(D)   2001(C)(E)   2000(C)   1999(C)(F)   1998(C)
                                -------   ----------   ----------   ----------   -------   ----------   -------
                                                      (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Sales.........................  $1,980      $1,845       $7,390       $9,487     $12,065     $8,325     $7,236
Operating income..............      35          45          168          153         773        326        328
EBITDA(g).....................      49          64          223          225         867        402        383
Interest expense, net.........      33          41          153          211         170        106         81
Income (loss) from continuing
  operations..................      (1)          2           (1)         (76)        352        115        135
Net income (loss).............      (1)       (601)        (610)         (74)        358        124        146
Diluted earnings (loss) per
  share.......................    (.01)      (5.93)       (6.04)        (.75)       3.62       1.29       1.50

                                               AT                       AT DECEMBER 31,
                                            MARCH 31,   -----------------------------------------------
                                              2003      2002(B)   2001(C)   2000(C)   1999(C)   1998(C)
                                            ---------   -------   -------   -------   -------   -------
                                                                   (IN MILLIONS)
BALANCE SHEET DATA
Cash and short-term investments...........   $  341     $  694    $  557    $   56    $   45    $  159
Accounts receivable and inventory.........    2,854      2,580     2,763     5,419     2,890     2,432
Total assets..............................    4,679      4,668     5,359     7,605     4,483     3,840
Long-term debt............................    1,817      1,807     2,442     3,028     1,553     1,047
Shareholders' equity......................    1,232      1,235     1,766     1,914     1,551     1,487

---------------
(a) The acquisition of substantially all of the assets of the Industrial Electronics Division (IED) of Pioneer-Standard Electronics, Inc. in February 2003 is accounted for as a purchase transaction in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations. Accordingly, our consolidated results in 2003 include IED's performance from the date of acquisition.

    Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include integration costs of $6.9 million or $4.8 million net of related taxes related to the acquisition of IED and a restructuring charge of $6.7 million or $4.7 million net of related taxes.

    EBITDA, loss from continuing operations, net loss, and diluted loss per share include a loss on the prepayment of debt of $2.6 million or $1.5 million net of related taxes.

(b) Net loss and diluted loss per share include the impact of our adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Statement No. 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in an impairment charge and a reduction of shareholders' equity of $603.7 million.

(c) The disposition of the Gates/Arrow operations in May 2002 represents a disposal of a component of an entity as defined in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the three months ended March 31, 2002 and the years ended December 31, 1998 through 2001 have been restated to exclude Gates/Arrow.

(d) Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include a severance charge of $5.4 million or $3.2 million net of related taxes.

    EBITDA, loss from continuing operations, net loss, and diluted loss per share include a loss on the prepayment of debt of $20.9 million or $12.9 million net of related taxes.

(e) Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include restructuring costs and other special charges of $227.6 million (of which $174.6 million is in operating income) or $145.1 million net of related taxes, and an integration charge associated with the acquisition of Wyle Electronics and Wyle Systems of $9.4 million or $5.7 million net of related taxes.

(f) Operating income, EBITDA, income from continuing operations, net income, and diluted earnings per share include a special charge of $24.6 million or $16.5 million net of related taxes, associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc.

(g) EBITDA consists of the sum of net income (loss), cumulative effect of change in accounting principle, income taxes, net interest expense, and depreciation and amortization. We present EBITDA because investors use EBITDA to determine our ability to meet our debt service obligations, fund capital expenditures, and expand our business. You should not consider this information to be an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles (GAAP). Our presentation of EBITDA may not be comparable to EBITDA defined and presented by other companies. The table below presents a reconciliation from net income (loss) to EBITDA.

                                                          THREE
                                                          MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED DECEMBER 31,
                                                       ------------   ---------------------------------
                                                       2003   2002    2002    2001   2000   1999   1998
                                                       ----   ----    ----    ----   ----   ----   ----
                                                                        (IN MILLIONS)
     Net income (loss)...............................  $(1)   $(601)  $(610)  $(74)  $358   $124   $146
     Cumulative effect of change in accounting
       principle.....................................   --      604     604     --     --     --     --
     Income taxes....................................   --        1       6    (35)   245     98    102
     Interest expense, net...........................   33       41     153    211    170    106     81
     Depreciation and amortization...................   17       19      70    123     94     74     54
                                                       ---    -----   -----   ----   ----   ----   ----
     EBITDA..........................................  $49    $  64   $ 223   $225   $867   $402   $383
                                                       ===    =====   =====   ====   ====   ====   ====

     Below is a table of the items, discussed in more detail in the footnotes above, which are included in our historical operating results and which also impact EBITDA.

                                                          THREE
                                                          MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED DECEMBER 31,
                                                       ------------   ---------------------------------
                                                       2003   2002    2002    2001   2000   1999   1998
                                                       ----   ----    ----    ----   ----   ----   ----
                                                                        (IN MILLIONS)
     Restructuring charges(a)(e).....................   $7      $--     $--   $228    $--    $--    $--
     Integration charges(a)(e)(f)....................    7       --      --      9     --     25     --
     Severance charge(d).............................   --       --       5     --     --     --     --
     Loss on prepayment of debt(a)(d)................    3       --      21     --     --     --     --

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons, including, but not limited to:

     - industry conditions;

     - changes in product supply, pricing, and customer demand;

     - competition;

     - other vagaries in the electronic components and commercial computer products markets;

     - changes in relationships with key suppliers;

     - the effects of additional actions taken to lower costs; and

     - our ability to generate additional cash flow.

     Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the notes we are offering will be approximately $346 million after deducting underwriting discounts and commissions and our estimated offering expenses. We expect to use the net proceeds from this offering to repay our 8.20% senior notes outstanding ($207 million outstanding as of March 31, 2003), which will mature on October 5, 2003. Until the repayment of our 8.20% senior notes in October 2003, such net proceeds from this offering will be maintained as cash and short-term investments. We expect to use the remainder of the net proceeds from this offering for general corporate purposes.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated.

                                                   THREE
                                                  MONTHS
                                                   ENDED
                                                 MARCH 31,        YEAR ENDED DECEMBER 31,
                                                -----------   --------------------------------
                                                2003   2002   2002   2001   2000   1999   1998
                                                ----   ----   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges(a).........   (b)   1.07    (b)    (b)   4.23   2.78   3.73

---------------
(a) "Earnings" are defined as income from continuing operations before taxes and minority interest, reduced by equity in earnings of unconsolidated affiliates, plus fixed charges. "Fixed charges" are defined as interest expense plus the estimated interest portion of rental expense.

(b) As a result of a loss in the first three months of 2003 (which includes the effect of a restructuring charge of $6.7 million, an integration charge of $6.9 million, and a loss on prepayment of debt of $2.6 million), in 2002 (which includes a severance charge of $5.4 million and a loss on prepayment of debt of $20.9 million), and in 2001 (which includes a restructuring charge of $227.6 million and an integration charge of $9.4 million), earnings were not sufficient to cover fixed charges by the amounts of $1.1 million, $6 million and $111 million, respectively.

                                 CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2003 on a historical basis and as adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from the sale of the notes to repay our 8.20% senior notes and for general corporate purposes, as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes of Arrow appearing elsewhere or incorporated by reference in this prospectus supplement.

                                                                 MARCH 31, 2003
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                  (UNAUDITED)
                                                                 (IN MILLIONS)
Short-term debt:
     Various borrowings, including current maturities of
      long-term debt........................................  $  221     $   14
Long-term debt:
  8.20% senior notes due 2003...............................     207         --
  8.70% senior notes due 2005...............................     250        250
  7% senior notes due 2007..................................     199        199
  9.15% senior notes due 2010...............................     200        200
  6 7/8% senior notes due 2013..............................      --        350
  6 7/8% senior debentures due 2018.........................     197        197
  Zero coupon convertible debentures due 2021...............     750        750
  7 1/2% senior debentures due 2027.........................     197        197
  Interest rate swaps.......................................      11         11
  Other obligations with various interest rates and due
     dates..................................................      13         13
                                                              ------     ------
            Total long-term debt............................   2,024      2,167
                                                              ------     ------
            Less current maturities of long-term debt.......     207         --
                                                              ------     ------
            Total debt......................................  $2,038     $2,181
                                                              ======     ======
Shareholders' equity:
  Common stock, par value $1:
  Authorized -- 160,000,000 shares
     Issued -- 103,879,000 shares...........................  $  104     $  104
  Capital in excess of par value............................     505        505
  Retained earnings.........................................     912        912
  Foreign currency translation adjustment...................    (148)      (148)
                                                              ------     ------
                                                               1,373      1,373
  Less: Treasury stock -- 3,057,000 shares, at cost.........     (82)       (82)
         Unamortized employee stock awards..................     (13)       (13)
         Other..............................................     (46)       (46)
                                                              ------     ------
            Total shareholders' equity......................   1,232      1,232
                                                              ------     ------
            Total capitalization............................  $3,270     $3,413
                                                              ======     ======

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table contains our selected historical financial data as of the dates and for the periods indicated. We have derived the selected historical financial data as of and for each of the years in the five-year period ended December 31, 2002 from our audited consolidated financial statements. We have derived the selected historical financial data as of March 31, 2003 and for the three month periods ended March 31, 2003 and March 31, 2002 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation. Three month results, however, are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

     You should read the following data together with our other historical financial information and statements (including related notes) incorporated by reference in this prospectus supplement. Please also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included or incorporated by reference in this prospectus supplement.

                                    THREE MONTHS
                                       ENDED
                                     MARCH 31,                         YEAR ENDED DECEMBER 31,
                                --------------------   --------------------------------------------------------
                                2003(A)   2002(B)(C)   2002(B)(D)   2001(C)(E)   2000(C)   1999(C)(F)   1998(C)
                                -------   ----------   ----------   ----------   -------   ----------   -------
                                                      (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Sales.........................  $1,980      $1,845       $7,390       $9,487     $12,065     $8,325     $7,236
Operating income..............      35          45          168          153         773        326        328
EBITDA(g).....................      49          64          223          225         867        402        383
Interest expense, net.........      33          41          153          211         170        106         81
Income (loss) from continuing
  operations..................      (1)          2           (1)         (76)        352        115        135
Net income (loss).............      (1)       (601)        (610)         (74)        358        124        146
Diluted earnings (loss) per
  share.......................    (.01)      (5.93)       (6.04)        (.75)       3.62       1.29       1.50

                                               AT                       AT DECEMBER 31,
                                            MARCH 31,   -----------------------------------------------
                                              2003      2002(B)   2001(C)   2000(C)   1999(C)   1998(C)
                                            ---------   -------   -------   -------   -------   -------
                                                                   (IN MILLIONS)
BALANCE SHEET DATA
Cash and short-term investments...........   $  341     $  694    $  557    $   56    $   45    $  159
Accounts receivable and inventory.........    2,854      2,580     2,763     5,419     2,890     2,432
Total assets..............................    4,679      4,668     5,359     7,605     4,483     3,840
Long-term debt............................    1,817      1,807     2,442     3,028     1,553     1,047
Shareholders' equity......................    1,232      1,235     1,766     1,914     1,551     1,487

---------------
(a) The acquisition of substantially all of the assets of the Industrial Electronics Division (IED) of Pioneer-Standard Electronics, Inc. in February 2003 is accounted for as a purchase transaction in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations. Accordingly, our consolidated results in 2003 include IED's performance from the date of acquisition.

    Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include integration costs of $6.9 million or $4.8 million net of related taxes related to the acquisition of IED and a restructuring charge of $6.7 million or $4.7 million net of related taxes.

    EBITDA, loss from continuing operations, net loss, and diluted loss per share include a loss on the prepayment of debt of $2.6 million or $1.5 million net of related taxes.

(b) Net loss and diluted loss per share include the impact of our adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Statement No. 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in an impairment charge and a reduction of shareholders' equity of $603.7 million.

(c) The disposition of the Gates/Arrow operations in May 2002 represents a disposal of a component of an entity as defined in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the three months ended March 31, 2002 and the years ended December 31, 1998 through 2001 have been restated to exclude Gates/Arrow.

(d) Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include a severance charge of $5.4 million or $3.2 million net of related taxes.

    EBITDA, loss from continuing operations, net loss, and diluted loss per share include a loss on the prepayment of debt of $20.9 million or $12.9 million net of related taxes.

(e) Operating income, EBITDA, loss from continuing operations, net loss, and diluted loss per share include restructuring costs and other special charges of $227.6 million (of which $174.6 million is in operating income) or $145.1 million net of related taxes, and an integration charge associated with the acquisition of Wyle Electronics and Wyle Systems of $9.4 million or $5.7 million net of related taxes.

(f) Operating income, EBITDA, income from continuing operations, net income, and diluted earnings per share include a special charge of $24.6 million or $16.5 million net of related taxes, associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc.

(g) EBITDA consists of the sum of net income (loss), cumulative effect of change in accounting principle, income taxes, net interest expense, and depreciation and amortization. We present EBITDA because investors use EBITDA to determine our ability to meet our debt service obligations, fund capital expenditures, and expand our business. You should not consider this information to be an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles (GAAP). Our presentation of EBITDA may not be comparable to EBITDA defined and presented by other companies. The table below presents a reconciliation from net income (loss) to EBITDA.

                                                          THREE
                                                          MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED DECEMBER 31,
                                                       ------------   ---------------------------------
                                                       2003   2002    2002    2001   2000   1999   1998
                                                       ----   ----    ----    ----   ----   ----   ----
                                                                        (IN MILLIONS)
     Net income (loss)...............................  $(1)   $(601)  $(610)  $(74)  $358   $124   $146
     Cumulative effect of change in accounting
       principle.....................................   --      604     604     --     --     --     --
     Income taxes....................................   --        1       6    (35)   245     98    102
     Interest expense, net...........................   33       41     153    211    170    106     81
     Depreciation and amortization...................   17       19      70    123     94     74     54
                                                       ---    -----   -----   ----   ----   ----   ----
     EBITDA..........................................  $49    $  64   $ 223   $225   $867   $402   $383
                                                       ===    =====   =====   ====   ====   ====   ====

     Below is a table of the items, discussed in more detail in the footnotes above, which are included in our historical operating results and which also impact EBITDA.

                                                          THREE
                                                          MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED DECEMBER 31,
                                                       ------------   ---------------------------------
                                                       2003   2002    2002    2001   2000   1999   1998
                                                       ----   ----    ----    ----   ----   ----   ----
                                                                        (IN MILLIONS)
     Restructuring charges(a)(e).....................   $7      $--     $--   $228    $--    $--    $--
     Integration charges(a)(e)(f)....................    7       --      --      9     --     25     --
     Severance charge(d).............................   --       --       5     --     --     --     --
     Loss on prepayment of debt(a)(d)................    3       --      21     --     --     --     --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     For an understanding of the significant factors that influenced our performance during the periods described below, the following discussion should be read in conjunction with our consolidated financial statements and other information included in or incorporated by reference in this prospectus supplement. In May 2002, we sold substantially all of the assets of Gates/Arrow, a business unit within our North American Computer Products group that sold commodity computer products such as printers, monitors, other peripherals, and software in North America. The disposition of the Gates/Arrow operations represents a disposal of a component of an entity as defined in Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, our consolidated financial information is presented to reflect Gates/Arrow as a discontinued operation for all periods. In February 2003, we acquired substantially all of the assets of the Industrial Electronics Division (IED) of Pioneer-Standard Electronics, Inc. and integrated IED into our North American Components group. For financial reporting purposes, the acquisition is accounted for as a purchase transaction in accordance with FASB Statement No. 141, Business Combinations. Accordingly, our consolidated results for the first three months of 2003 include IED's performance from the date of acquisition.

THREE MONTH PERIODS ENDED MARCH 31, 2003 AND MARCH 31, 2002

SALES

     Consolidated sales for the first three months of 2003 increased by $135.6 million, or 7.4 percent, compared with the comparable prior-year period. This increase was principally due to a $141 million, or 10.5 percent, increase in sales of electronic components for the first three months of 2003. The sales growth was primarily a result of the translation of our international operations into U.S. dollars which resulted in increased revenues of $101.9 million for the first three months of 2003, because of a weakening U.S. dollar compared with the comparable prior-year period. Our acquisition of IED in late February 2003 also contributed to the increase in sales. The aggregate increase in consolidated sales was offset, in part, by significantly lower sales to our telecommunications and networking customers as well as the large contract manufacturers that serve them. Such sales in the first three months of 2003 were 26 percent below those in the comparable prior-year period, reflecting these customers' continuing reduced levels of business activity. Since the beginning of the industry's economic downturn early in 2001, sales of our operating groups that service these customers have declined substantially.

     Computer products sales for the first three months of 2003 were relatively flat when compared with the comparable prior-year period. Our computer products businesses' strategy has been to focus less on sales volume and place more emphasis on profitability. While sales of computer products were relatively flat, operating income increased by 32.8 percent for the first three months of 2003 when compared with the comparable prior-year period. This increase was primarily a result of a 73.7 percent increase in operating income of the North American mid-range computer products business on a sales increase of 9.7 percent. This increase in operating income was offset by a 34.7 percent decrease in operating income of the North American computer products' original equipment manufacturers business on a sales decrease of 14 percent. The OEM market continues to be impacted by reduced activity levels at large complex telecommunications and networking companies. In the first three months of 2003, sales of low margin microprocessors (a product segment not considered a part of our core business) decreased by approximately 10.1 percent compared with the comparable prior-year period.

GROSS PROFIT

     We recorded gross profit of $335.1 million in the first three months of 2003, compared with gross profit of $314.5 million in the comparable prior-year period. The increase in gross profit is principally due to the increase in sales in the first three months of 2003. The gross profit margin for the first three months of 2003 decreased by approximately 20 basis points when compared to the comparable prior-year period. The decrease in gross profit percentage is due primarily to the downward pressure on components pricing offset, in part, by the computer products businesses' increasing focus on higher margin business.

RESTRUCTURING, INTEGRATION, AND OTHER CHARGES

  RESTRUCTURING

     During the first three months of 2003, we recorded a restructuring charge of $6.7 million ($4.7 million net of related taxes, or $.05 per share on a diluted basis) as part of our cost reduction initiatives in North America. The charge consisted primarily of severance costs relating to the elimination of approximately 300 positions out of a North American total of 5,400, or approximately 5.5 percent. We have taken these steps in order to make our organizational structure, systems, and processes in North America more efficient. There was no single group of employees impacted by this restructuring. Instead it impacted both exempt and non-exempt employees across a broad range of functions, including finance, legal, operations, and IT. Approximately $6.5 million of the charge is expected to be spent in cash. The cost savings anticipated as a result of these actions are estimated to be approximately $40 million annually. We anticipate an additional restructuring charge related to these actions, in the range of $5 million to $8 million, will be recorded in the second quarter of 2003.

  INTEGRATION

     In the first three months of 2003, we recorded integration costs of $18.4 million ($14.1 million net of related taxes) related to the acquisition of IED. Of the total amount recorded, $6.9 million ($4.8 million net of related taxes or $.05 per share on a diluted basis), relating primarily to severance costs for our employees, was expensed in the first three months of 2003 and $11.5 million ($9.2 million net of related taxes), relating primarily to severance costs for IED employees and professional fees, was recorded as additional goodwill. Approximately $18.2 million of the integration costs is expected to be spent in cash.

     The remaining restructuring, integration, and other charges of $58.5 million as of March 31, 2003, of which $45.3 million is expected to be spent in cash, will be utilized as follows:

     - Personnel accruals of $14.9 million will be principally utilized to cover the extended costs associated with the termination of personnel resulting from the IED acquisition and the first quarter restructuring as well as international personnel costs relating to prior restructurings and are expected to be spent over the next 15 months.

     - Facilities accruals totaling $22.1 million relate to terminated leases with expiration dates through 2010. Approximately $5.1 million is expected to be paid before the end of 2003. The minimum lease payments for these leases are approximately $5.8 million in 2004, $4.2 million in 2005, $3.9 million in 2006, $1 million in 2007, and $2.1 million thereafter.

     - Customer terminations accruals of $5.4 million relate to the termination of certain customer programs principally related to services not traditionally provided by us and is expected to be utilized before the end of 2003.

     - Asset and inventory write-downs of $.4 million relate primarily to inventory write-downs, the majority of which is expected to be disposed of or scrapped before the end of 2003.

     - IT and Other of $15.7 million primarily represents leases for hardware and software, consulting contracts for logistics services, and professional fees related to investment banking, legal and accounting services, and contractual obligations for certain customer terminations with expected utilization dates through 2005. Approximately $11 million is expected to be utilized in 2003, $3 million in 2004, and $1.7 million in 2005.

  LOSS ON PREPAYMENT OF DEBT

     In the first three months of 2003, we recorded a loss on the prepayment of debt of $2.6 million ($1.5 million net of related taxes) in connection with the repurchase of senior notes with a principal amount of $70.3 million, due in the fourth quarter of 2003. The loss relates to the premium paid and deferred financing costs written-off upon the repurchase of this debt.

  DISCONTINUED OPERATIONS

     In May 2002, we sold substantially all of the assets of Gates/Arrow. Total cash proceeds are estimated to be $43.2 million, subject to price adjustments, of which $41.8 million has been collected as of March 31, 2003. The assets sold consisted primarily of accounts receivable, inventories, and property and equipment. The buyer also assumed certain liabilities. We recorded a loss in May 2002 of $6.1 million (net of related taxes of $4.1 million) on the disposal of Gates/ Arrow.

     The disposition of the Gates/Arrow operation represents a disposal of a component of an entity as defined in FASB Statement No. 144. Accordingly, the first three months of 2002 includes $.7 million of income from discontinued operations, net of taxes.

  CHANGE IN ACCOUNTING PRINCIPLE

     In June 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets. This Statement, among other things, eliminates the amortization of goodwill and requires annual tests for determining impairment of goodwill. On January 1, 2002, we adopted Statement No. 142, and accordingly, discontinued the amortization of goodwill.

     As required by Statement No. 142, we completed the two steps required to identify and measure goodwill impairment for each reporting unit as of January 1, 2002. The first step involved identifying all reporting units with carrying values (including goodwill) in excess of fair value determined by reference to comparable businesses using a weighted average EBIT multiple. The reporting units identified from the first step were then measured for impairment by comparing the units' fair value to their carrying value. Those reporting units having a carrying value substantially exceeding their fair value were identified as being fully impaired, and we fully wrote down the related goodwill. For reporting units with potential impairment, we determined the fair value of the assets and liabilities of the unit and wrote down the goodwill to its implied fair value accordingly. The majority of the reporting units' assets and liabilities were inventory, accounts receivable, accounts payable, and accrued expenses, which are carried at fair value. No other impairment indicators have arisen since January 1, 2002. All remaining and future acquired goodwill will be subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist.

     As a result of the evaluation process, we recorded an impairment charge of $603.7 million, which was recorded as a cumulative effect of change in accounting principle at January 1, 2002. Accordingly, the results for the three months ended March 31, 2002 have been restated to include this charge as required by the transition rules of Statement No. 142.

OPERATING INCOME

     We recorded operating income of $34.8 million in the first three months of 2003, compared with operating income of $44.7 million in the comparable prior-year period. Included in the operating income for the first three months of 2003 are the restructuring charge of $6.7 million and the integration charge of $6.9 million described above. The decrease in operating income of

$9.9 million for the first three months of 2003, compared to the comparable prior-year period is principally a result of these charges and a decrease in gross profit percentage offset, in part, by increased sales.

     Operating expenses increased $30.4 million in the first three months of 2003 compared to the comparable prior-year period. The increase in operating expenses is principally due to the previously mentioned charges, unfavorable foreign exchange impact, the acquisition of IED, and variable expenses tied to changes in the mix of sales between components and computer products offset, in part, by the cost savings initiatives commenced in mid-2001.

INTEREST EXPENSE

     Net interest expense of $33.3 million in the first three months of 2003 decreased from $41.2 million in the comparable prior-year period primarily as a result of lower debt balances, offset, in part, by the loss of interest income from the cash utilized to pay for the acquisition of IED together with declining interest rates on high quality liquid investments.

INCOME TAXES

     We recorded an income tax provision from continuing operations at an effective tax rate of 5.9 percent for the first three months of 2003, compared with a provision for taxes at an effective tax rate of 38.3 percent in the comparable prior-year period. The tax rate for the first three months of 2003 is impacted by the estimated tax benefit related to the charges described above. Our effective tax rate is principally impacted by, among other factors, the statutory tax rates in the countries in which we operate and the related level of income generated by these operations.

NET LOSS

     We recorded a net loss of $.9 million in the first three months of 2003, compared with a net loss of $600.9 million in the comparable prior-year period. Included in the results for the first three months of 2003 are the previously discussed restructuring and integration charges. Included in the results for the first three months of 2002 is the goodwill impairment charge resulting from a change in accounting principle described above.

     We recorded a loss from continuing operations of $.9 million in the first three months of 2003, compared with income from continuing operations of $2.1 million in the comparable prior-year period. Included in the loss from continuing operations for the first three months of 2003 are the previously discussed restructuring charge of $6.7 million ($4.7 million net of related taxes), the integration charge of $6.9 million ($4.8 million net of related taxes), and the loss on prepayment of debt of $2.6 million ($1.5 million net of related taxes). The decrease in net income from continuing operations of $3 million, is principally due to the previously discussed charges offset, in part, by an increase in sales together with increased operating income and the reduction in net interest expense.

YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2001, AND DECEMBER 31, 2000

SALES

     Consolidated sales for 2002 decreased 22.1 percent from $9.5 billion in 2001 to $7.4 billion. Sales of electronic components declined 25.6 percent, principally as a result of significantly lower demand from telecommunications and networking customers and the large contract manufacturers that serve them reflecting continued low levels of business activity in those industries. Since the beginning of the economic downturn in the industry early in 2001, our operating groups that service these customers have experienced the greatest absolute decline in sales levels. Sales declined by 54.1 percent to these customers in 2002, compared with the prior-year period. In addition, contributing to the decline is lower demand in our core OEM businesses due to the weakened general economic conditions worldwide. Historically, in the electronics distribution industry, Europe has trailed the business cycles experienced in North America by six to nine months. However, the decline in activity levels in Europe is less than in North America due to the fact that in Europe sales to telecommunication and networking customers, and the contract manufacturers that serve them, is a lower percentage of total business activity than it is in North America. Sales declined in Asia/Pacific principally due to the termination of a single large customer engagement during the middle of 2001, and a 60 percent decrease in the sales of microprocessors (a product segment not considered a part of our core business).

     Computer products sales declined 11.4 percent for 2002, compared with the prior-year period. Beginning in mid-2001, our computer products businesses implemented a new strategy which focused less on sales volume and placed more emphasis on profitability. While sales of computer products declined compared with 2001, operating income increased by 33.2 percent, excluding goodwill amortization. Sales of North American mid-range computer products were relatively flat compared with 2001, while operating income increased by 38 percent, excluding goodwill amortization in 2001. Sales of low margin microprocessors in 2002 decreased by 27.9 percent compared with the comparable prior-year period. The OEM market continues to be impacted by reduced activity levels at large complex telecommunications and networking companies. As a result, OEM sales were down 23 percent compared with the comparable prior-year period. Lastly, translation of the financial statements of our international operations into U.S. dollars resulted in increased revenues of $118 million because of a weakening U.S. dollar in 2002 when compared with 2001.

     In 2001, consolidated sales decreased by 21.4 percent from $12.1 billion in 2000 to $9.5 billion. This decline was principally due to a 27.1 percent decrease in sales of electronic components as a result of severely depressed demand at telecommunications and networking customers and the contract manufacturers that serve them, and lower demand in our core OEM business due to weakened general economic conditions. In addition, we terminated a single customer engagement in the Asia/Pacific region during 2001 which resulted in a sales decline of approximately $193 million versus 2000. Sales of computer products increased by 3.5 percent in 2001 when compared with 2000. In the fourth quarter of 2000, Hewlett-Packard modified its agreements with its distributors transforming the previously existing relationship from that of a distributor to that of an agent. Thus, we modified our method of recognizing revenue to include only the payment from Hewlett-Packard for our sales and marketing efforts. The modification resulted in a reduction of more than $300 million in revenue in 2001 compared with 2000. In 2001, sales of low margin microprocessors (a product segment not considered a part of our core business) decreased by nearly $207 million. Lastly, translation of the financial statements of our international operations into U.S. dollars resulted in reduced revenues of $118 million because of a strengthened U.S. dollar in 2001 when compared with 2000. Each of these factors was offset, in part, by the acquisitions that occurred in 2000.

     Consolidated sales of $12.1 billion in 2000 were 44.9 percent higher than 1999 sales of $8.3 billion. This sales increase was driven by a 60.5 percent growth in the sales of electronic components and more than $850 million of sales from acquired companies and positive market conditions for computer products offset, in part, by foreign exchange rate differences and fewer sales of low margin microprocessors. Sales of computer products were flat in 2000 when compared with 1999. Translation of the financial statements of our international operations into U.S. dollars resulted in reduced revenues of $466 million when compared with 1999. Excluding the impact of acquisitions and foreign exchange rate differences, sales increased by 40.2 percent over the prior year.

SPECIAL CHARGES

  DISCONTINUED OPERATIONS

     In May 2002, we sold substantially all of the assets of Gates/Arrow. Total cash proceeds are estimated to be $43.2 million, subject to price adjustments, of which $41.1 million has been collected as of December 31, 2002. The assets sold consisted primarily of accounts receivable, inventories, and property and equipment. The buyer also assumed certain liabilities.

     We recorded a net loss of $6.1 million (net of related taxes of $4.1 million) on the disposal of Gates/Arrow. The loss consists of the following (in millions):

Personnel costs.............................................  $ 1.3
Facilities..................................................    3.1
Professional fees...........................................     .6
Asset write-down............................................    3.0
Other.......................................................    2.2
                                                              -----
     Total..................................................  $10.2
                                                              =====

     Personnel costs relate to the termination of 88 individuals employed by the Gates/Arrow business and 57 NACP warehouse personnel due to reduced activity levels as a result of the sale. Facilities costs are principally related to vacated warehouse space no longer required as a result of the sale. The write-down of assets adjusted the carrying value of the assets sold to the value agreed upon under the terms of the contract of sale.

  EXTRAORDINARY ITEM

     During 2002, we repurchased senior notes due in the fourth quarter of 2003 with a principal amount of $398.2 million. The premium paid and the related deferred financing costs written-off upon the repurchase of this debt, aggregating $12.9 million, net of related taxes, was recognized as an extraordinary loss in our consolidated statement of operations for the year ended December 31, 2002. We adopted FASB Statement No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of January 1, 2003, and as a result have restated income from continuing operations within this prospectus supplement to include the loss on prepayment of debt. As a result of this transaction, net interest expense will be reduced by approximately $31.1 million from the date of the repurchase through the 2003 maturity date should interest rates remain the same.

  CHANGE IN ACCOUNTING PRINCIPLE

     In June 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets. This Statement, among other things, eliminates the amortization of goodwill and requires annual tests for determining impairment of goodwill. On January 1, 2002, we adopted Statement No. 142, and accordingly, discontinued the amortization of goodwill. If 2001 were restated to reflect the elimination of goodwill amortization, earnings would have increased by approximately $41.6 million and $.42 per share on a basic and diluted basis, respectively.

     As required under the accounting provisions of Statement No. 142, we completed the two steps required to identify and measure goodwill impairment for each reporting unit as of January 1, 2002. The first step involved identifying all reporting units with carrying values (including goodwill) in excess of fair value determined by reference to comparable businesses using a weighted average EBIT multiple. The reporting units identified from the first step were then measured for impairment by comparing the units' fair value to their carrying value. Those reporting units having a carrying value substantially exceeding their fair value were identified as being fully impaired, and we fully wrote down the related goodwill. For reporting units with potential impairment, we determined the fair value of the assets and liabilities of the unit and wrote down the goodwill to its implied fair value accordingly. The majority of the reporting units' assets and liabilities were inventory, accounts receivable, accounts payable and accrued expenses, which are carried at fair value. No other impairment indicators have arisen since January 1, 2002.

     In determining a reporting unit, we looked to our current reporting structure at the date of adoption and allocated goodwill to the reporting units. In most cases, the goodwill was identifiable to specific acquisitions, so the allocation was direct. The following were determined to be the reporting units of Arrow: (i) North American Components, (ii) North American Computer Products,
(iii) individual countries for Europe Components, (iv) Europe Computer Products,
(v) South America, and (vi) individual countries for Asia.

     As a result of the evaluation process discussed above, we recorded an impairment charge of $603.7 million, which was recorded as a cumulative effect of change in accounting principle at January 1, 2002. We do not have any other intangible assets subject to valuation under Statement No. 142.

  SEVERANCE CHARGE

     During 2002, our chief executive officer resigned. As a result, we recorded a severance charge totaling $5.4 million ($3.2 million net of related taxes) principally based on the terms of his employment agreement. Included therein are provisions principally related to salary continuation, retirement benefits, and the vesting of restricted stock and options.

  RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

     In mid-2001, we took a number of significant steps, including a reduction in our worldwide workforce, salary freezes and furloughs, cutbacks in discretionary spending, deferral of non-strategic projects, consolidation of facilities, and other major cost containment and cost reduction actions, to mitigate, in part, the impact of significantly reduced revenues. As a result of these actions, we recorded restructuring costs and other special charges of $227.6 million or $145.1 million net of related taxes. The special charges include costs associated with headcount reductions, the consolidation or closing of facilities, valuation adjustments to inventory and Internet investments, the termination of certain customer engagements, and various other miscellaneous items. Of the total charge of $227.6 million, $174.6 million reduced operating income (including $97.5 million in cost of products sold) and $53 million was recorded as a loss on investments. There were no material revisions to these actions and their related costs. A summary of the special charges included in operating income is as follows (in millions):

Personnel...................................................  $ 15.2
Facilities..................................................    10.0
Customer terminations.......................................    38.8
Inventory...................................................    97.5
IT systems and other........................................    13.1
                                                              ------
     Total..................................................  $174.6
                                                              ======

     We recorded a charge of $15.2 million related to personnel costs. The total number of positions eliminated was nearly 1,200, out of the then existing worldwide total of 14,150, or approximately 9 percent. The actual number of employees terminated approximated original estimates. The reduction in headcount was principally due to reduced activity levels across all functions throughout Arrow. There was no single group of employees or business segment that was impacted by this restructuring. Instead, it impacted both exempt and non-exempt employees across a broad range of functions including sales and marketing, warehouse employees, employees working in value-added centers, finance personnel in credit/collections and accounts payable, human resources and IT. Our approach was to reduce our headcount in the areas with reduced activities. Of the total positions eliminated, approximately 1,000 were completed by December 31, 2001 and the remaining positions were eliminated by March 31, 2002. We also consolidated or closed 15 facilities and accordingly recorded a charge of $10 million related to vacated leases, including write-offs of related leasehold improvements.

     We also terminated certain customer programs principally related to services not traditionally provided by us because they were not profitable. The $38.8 million provision included charges for inventory these customers no longer required, pricing disputes, and non-cancelable purchase commitments.

     We recorded an inventory provision of $97.5 million which was included in cost of products sold. The provision related to a substantial number of parts. In addition to North America, provisions were recorded in Europe and the Asia/Pacific region. The inventory charge was principally related to product purchased for single or limited customer engagements and in certain instances from non-traditional, non-franchised sources for which no contractual protections such as return rights, scrap allowance, or price protection exist. The inventory provision was principally for electronic components. The parts were written down to estimated realizable value, in many cases to estimated scrap value or zero. At December 31, 2002, approximately 60 percent of the inventory for which a provision was made had been scrapped and approximately 30 percent of this inventory was sold at its reduced carrying value with minimal impact on gross margins. The remaining inventory provision of approximately $7 million at December 31, 2002 relates to inventory which will primarily be disposed of or scrapped by the end of 2003.

     Also included in the charge was $13.1 million for IT systems and other miscellaneous items related to logistics support and service commitments no longer being used, hardware and software not utilized by us, professional fees related to contractual obligations of certain customer terminations, and the write-off of an investment in an IT-related service provider.

  INTERNET INVESTMENTS WRITE-DOWN

     As a result of the significant decline in the Internet sector during 2001, we assessed the value of our investments early in the third quarter of 2001. In order to assess the value of our investments, we selected a pool of comparable publicly traded companies and obtained the stock price of each company at the date of our original investment and in the third quarter of 2001. The percentage change in the average stock price was applied to the related investment to determine the change in the value of the investment, modified to the extent that the entity had cash to repay the investors. We determined that certain of these investments had experienced an other than temporary decline in their realizable values. Accordingly, in the third quarter of 2001, we recorded a charge of $53 million to write various Internet investments down to their realizable values. At December 31, 2002, the remaining book value of these investments was $2.3 million.

     In connection with the restructuring costs and other special charges discussed above, operating expenses declined, in part, as a result of the reduction in workforce, cutbacks in discretionary spending, deferral of non-strategic projects, and consolidation of facilities initiated in mid-2001 as a result of the significant reduction in sales and related activities. The full financial impact of these actions, commencing in the second quarter of 2002, is reflected as a reduction in selling, general and administrative expenses. Such cost savings are approximately $70 million for 2002. These cost savings may not be permanent as increased activity levels resulting from, among other factors, increased revenues may require an increase in headcount and other increased spending. There have been no significant changes made to this charge and the actual cost savings achieved were not materially different than those expected. Approximately $30 million of the charge was expected to be spent in cash. Of this amount, approximately $23.5 million was spent as of December 31, 2002. Non-cash usage amounted to $129.2 million to date.

  INTEGRATION CHARGE

     In 2001, we recorded an integration charge of $9.4 million ($5.7 million net of related taxes) related to the acquisition of Wyle Electronics and Wyle Systems (collectively, Wyle). In connection with the integration of Wyle, approximately 240 positions, largely performing duplicate functions, were eliminated. A summary of the integration charge is as follows (in millions):

Personnel...................................................  $4.1
Facilities..................................................   1.4
Leasehold improvements......................................   1.2
IT and other................................................   2.7
                                                              ----
     Total..................................................  $9.4
                                                              ====

     Of the expected $8.2 million to be spent in cash, approximately $7.2 million was spent as of December 31, 2002. The remaining amount to be spent in cash will be paid from our cash flow from operations. Non-cash usage amounted to $1.2 million.

     At December 31, 2002, the remaining restructuring costs and other special charges and various integration charges recorded in connection with the acquisition of Wyle, as well as previous acquisitions, totaling $50.7 million, of which $35.8 million is expected to be spent in cash, will be utilized as follows:

     - Personnel accruals of $3 million will be principally utilized to cover the extended costs associated with the termination of international personnel and are expected to be utilized over the next 18 months.

     - Facilities accruals totaling $23.7 million relate to terminated leases with expiration dates through 2010. Approximately $6.7 million will be paid in 2003. The minimum lease payments for these leases are approximately $5.8 million in 2004, $4.2 million in 2005, $3.9 million in 2006, $1 million in 2007, and $2.1 million thereafter.

     - Customer terminations accruals of $5.4 million will be utilized before the end of 2003.

     - Asset and inventory write-downs of $7.4 million relate primarily to inventory write-downs, the majority of which will be disposed of or scrapped before the end of 2003.

     - IT and Other of $11.2 million relate to leases for hardware and software, consulting contracts for logistics services, and professional fees related to contractual obligations for certain customer terminations with expected utilization dates through 2005. Approximately $6.9 million will be utilized in 2003, $2.7 million in 2004, and $1.6 million in 2005.

OPERATING INCOME

     We recorded gross profit of $1.3 billion for 2002, compared with gross profit of $1.5 billion in the prior-year period. Included in gross profit for 2001 are restructuring costs and other special charges of $97.5 million. The decline in gross profit is principally due to the 22.1 percent decline in sales in 2002 offset, in part, by the 2001 restructuring costs and other charges described above. The gross profit margins for 2002 improved by approximately 140 basis points when compared with the prior-year period. The increase in gross profit percentage is principally due to a change in the mix of sales, which in 2002 is more heavily concentrated on the businesses serving core OEM customers that typically have higher margins, and a corresponding smaller proportion of sales to large accounts that typically have a lower gross profit percentage. It also reflects the computer products businesses' increasing focus on higher margin business.

     We recorded operating income of $167.5 million in 2002 as compared with $152.7 million in 2001. Included in operating income for 2002 is the severance charge of $5.4 million associated with the resignation of our chief executive officer. Included in operating income for 2001 are $174.6 million of restructuring costs and other special charges, the integration charge of $9.4 million associated with the acquisition of Wyle, and goodwill amortization of $48 million. The increase in operating income of $14.9 million for 2002 compared with the prior-year period is principally a result of a 17.9 percent reduction in expenses offset, in part, by the 22.1 percent decline in sales and the previously-mentioned charges.

     We recorded gross profit of $1.5 billion for 2001, compared with gross profit of $2 billion in the prior-year period. Included in gross profit for 2001 are the previously-mentioned restructuring costs and other special charges of $97.5 million. The decline in gross profit is principally due to the decline in sales of 21.4 percent in 2001 and the previously-mentioned restructuring costs and other charges. Gross profit margins for 2001 decreased by approximately 90 basis points when compared with the prior-year period. The decrease in gross profit percentage is principally due to the previously-mentioned charges offset by a change in the mix of sales, which is more heavily concentrated on the businesses serving core OEM customers that typically have higher margins, and fewer sales to large accounts that typically have a lower gross profit percentage. It also reflects the computer products businesses' increasing focus on higher margin business.

     Our operating income decreased to $152.7 million in 2001 compared with $773.2 million in 2000. The decrease in operating income was due to the sudden and dramatic reduction in sales that began in the latter part of the first quarter of 2001, and accelerated thereafter as well as the previously-mentioned charges recorded in 2001.

     We recorded gross profit of $2 billion for 2000, compared with gross profit of $1.2 billion in the prior-year period. The increase in gross profit is principally due to the increase in sales of 44.9 percent in 2000. The gross profit margins for 2000 improved by approximately 150 basis points when compared with the prior-year period. The increase in gross profit percentage is driven by margin improvements in core component businesses in North America and Europe.

     Operating income increased to $773.2 million in 2000 compared with $326.2 million in 1999. Included in 1999 is an integration charge of $24.6 million associated with the acquisition and integration of Richey Electronics, Inc. (Richey) and the electronics distribution group of Bell Industries, Inc. (EDG). The increase in operating income was a result of increased sales in the electronic components businesses around the world and increased gross profit margins, as well as the full year impact of cost savings resulting from the integration of Richey and EDG offset, in part, by lower sales of computer products, increased spending in our Internet business, and the previously-mentioned integration charge. Operating expenses as a percentage of sales were 9.3 percent, the lowest in our history.

INTEREST EXPENSE

     Interest expense of $152.6 million in 2002 decreased from $210.6 million in the prior-year period as a result of significantly lower debt balances. During 2002, free cash flow, defined as cash flow from operations less capital expenditures, has totaled $616.1 million, thereby permitting us to reduce debt by $385.8 million and increase cash by $137.2 million. The positive free cash flow reflects the decline in sales coupled with improved working capital utilization.

     In 2001, interest expense increased to $210.6 million compared with $169.9 million in 2000. The increase in interest expense was the result of the full year impact of interest on $1.2 billion of additional borrowings incurred in 2000 to fund acquisitions offset, in part, by the generation of $1.7 billion in cash flow from operations in 2001. The increase in cash flow from operations is due to our decreased working capital and capital expenditure requirements. The cash generated from operations in 2001 was utilized to reduce debt by $1.1 billion and to increase cash on hand by $501.3 million.

     Interest expense of $169.9 million in 2000 increased by $63 million from 1999 as a result of increases in borrowings to fund our acquisitions, working capital requirements, capital expenditures, and investments in Internet joint ventures.

INCOME TAXES

     We recorded an income tax provision from continuing operations at an effective tax rate of 35.1 percent in 2002, compared with a benefit for taxes at an effective tax rate of 31.4 percent in the prior-year period. Our effective tax rate is principally impacted by, among other factors, the statutory tax rates in the countries in which we operate and the related level of income generated by these operations.

     In 2001, we recorded an income tax benefit at an effective tax rate of 31.4 percent, compared with a provision for taxes at an effective tax rate of 40.7 percent in 2000.

     We recorded a provision for taxes at an effective tax rate of 40.7 percent in 2000 compared with 44.8 percent in the prior-year period. The lower rate for 2000 was due to our significantly increased operating income, which lowered the negative effect of non-deductible goodwill amortization on our effective tax rate.

NET INCOME (LOSS)

     We recorded a net loss of $610.5 million for 2002, compared with $73.8 million in the prior-year period. Included in the results for 2002 are the net loss associated with discontinued operations, an extraordinary charge associated with the prepayment of debt, a cumulative effect of change in accounting principle as mandated by FASB Statement No. 142, and the severance charge mentioned above. The net loss associated with the discontinued operations, the extraordinary charge, and the change in accounting principle are discussed in greater detail elsewhere in this section. Included in the results for 2001 are restructuring costs and other special charges and an integration charge, also previously discussed.

     We recorded income from continuing operations of $12.1 million ($.12 per share on a basic and diluted basis) in 2002, compared with losses from continuing operations of $75.6 million in the prior-year period. As of January 1, 2003, we have adopted FASB Statement No. 145, and as a result we have restated income from continuing operations within this prospectus supplement to a loss of $.8 million for 2002, to include the loss on prepayment of debt of $12.9 million, net of related taxes. Included in net loss from continuing operations for 2001 are restructuring costs and other special charges of $227.6 million ($145.1 million net of related taxes), integration charge of $9.4 million ($5.7 million net of related taxes) and goodwill amortization of $48 million ($41.6 million net of related taxes). The decrease in income from continuing operations for 2002 compared with the prior-year period is due to the significant reduction in sales as well as the previously-mentioned charges and loss on prepayment of debt offset, in part, by an increase in gross profit margins, and a decrease in operating expenses and interest expense.

     We recorded a net loss of $73.8 million in 2001 compared with net income of $357.9 million in 2000. The decrease in net income from continuing operations was due to lower gross profit margins, as a result of lower sales, higher levels of interest expense, and the previously-mentioned charges.

     Net income in 2000 was $357.9 million, an increase from $124.2 million in 1999. Included in the results for 1999 was an integration charge of $24.6 million associated with the acquisition and integration of Richey and EDG. The increase in net income was a result of increased sales, improved gross profit margins, and continued expense control offset, in part, by higher levels of interest expense, and the previously-mentioned charges.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically maintained a significant investment in accounts receivable and inventories. As a percentage of total assets, accounts receivable and inventories were approximately 61 percent and 55 percent at March 31, 2003 and December 31, 2002, respectively. At March 31, 2003, cash and short-term investments decreased to $341.3 million from $694.1 million at December 31, 2002 primarily as a result of $225.9 million utilized to pay for the acquisition of IED, $70.3 million used to repurchase senior notes due in the fourth quarter of 2003, and increased working capital requirements to support higher sales. During the first three months of 2003, free cash flow (defined as cash from operations less capital expenditures) was a negative $55 million principally driven by the timing of sales.

     The net amount of cash used by our operating activities during the first three months of 2003 was $46.4 million, principally reflecting higher working capital requirements as a result of higher sales. The net amount of cash used for investing activities was $236.6 million, including $228.1 million for consideration paid for acquired businesses and $8.6 million for various capital expenditures. The net amount of cash used for financing activities was $77.7 million, primarily reflecting the early retirement of bonds due in the fourth quarter of 2003 and the repayment of short-term and long-term debt.

     The net amount of cash provided by our operating activities during the first three months of 2002 was $264 million, principally reflecting lower working capital requirements as a result of lower sales. In addition, we improved net working capital utilization during the first three months of 2003. The net amount of cash used for investing activities was $9.3 million, including $6.9 million for various capital expenditures, and $2.4 million primarily for the investment in Marubun Corporation. The net amount of cash used for financing activities was $.4 million, primarily reflecting the repayment of short-term debt, offset, in part, by proceeds from the exercise of stock options and an increase in long-term debt and a credit facility.

     In February 2003, we acquired substantially all of the assets of IED. The net cost of this acquisition was $225.9 million. We expect this acquisition to improve earnings by $.20 per share annually after the first full year following completion of the integration.

     In February 2003, we amended our three-year revolving credit facility to make certain changes to the terms of the facility, including amendments to covenants and a reduction in the size of the facility from $625 million to $450 million. The three-year revolving credit facility, as amended, bears interest at the applicable eurocurrency rate plus a margin which is based on facility utilization and other factors. At March 31, 2003 and December 31, 2002, we had no outstanding borrowings under this facility.

     In February 2003, we renewed our asset securitization program and made certain changes to the terms of the program, including a reduction in the size of the program from $750 million to $550 million. Under the program, we can sell, on a revolving basis, an individual interest in a pool of certain North American trade accounts receivable and retain a subordinated interest and servicing rights to those receivables. At March 31, 2003 and December 31, 2002, there were no receivables sold to and held by third parties under the program and accordingly, we had no obligations outstanding under the program. We have not utilized this facility since June 2001.

     During the first three months of 2003, we repurchased senior notes with a principal amount of $70.3 million, due in the fourth quarter of 2003. The premium paid and the related deferred financing costs written-off upon the repurchase of this debt, aggregated $2.6 million ($1.5 million net of related taxes) and is recognized in income from continuing operations. As a result of this transaction, net interest expense will be reduced by approximately $2.9 million from the date of the repurchase through the 2003 maturity date should interest rates remain the same.

     In April 2003, we repurchased an additional $11.8 million of our 8.20% senior notes, due in the fourth quarter of 2003. The premium paid and the deferred financing costs written-off upon the repurchase of this debt, aggregated approximately $.3 million which will be expensed in the consolidated statement of operations in the second quarter of 2003. As a result of this transaction, net interest expense will be reduced by approximately $.4 million from the date of repurchase through the original maturity date should interest rates remain the same.

     During the first three months of 2003, we recorded a restructuring charge of $6.7 million ($4.7 million net of related taxes, or $.05 per share on a diluted basis) as part of our cost reduction initiatives in North America. We took steps in order to make our organizational structure, systems, and processes in North America more efficient. The cost savings anticipated as a result of these actions are estimated to be approximately $40 million annually. We anticipate an additional restructuring charge related to these actions in the range of $5 million to $8 million, will be recorded in the second quarter of 2003.

     In a limited number of instances we are contractually required to purchase the shareholder interest held by others in our majority (but less than 100 percent) owned subsidiaries. Such payments, which are dependent upon the occurrence of certain events and the passage of time, are to be based upon a multiple of earnings (as defined in the relevant agreements) over a contractually determined period and, in certain instances, capital structure. In most instances the amount to be paid will not be less than the book value of the shares. In the first three months of 2003, we made such payments in the amount of $2.1 million to increase our ownership interest in Arrow Components New Zealand Limited to 100 percent. Based upon the performance of the remaining businesses with potential contractual payments through March 31, 2003, such payments would be approximately $9.8 million which would principally be capitalized as cost in excess of net assets of companies acquired offset by the carrying value of the related minority interest. These amounts will change as the performance of these subsidiaries change.

     As of March 31, 2003, annual repayments of debt for the years 2003 through 2007, are $221.2 million (including $207 million of our 8.20% senior notes which are expected to be repaid from the net proceeds of this offering), $.6 million, $261.8 million, $.6 million, and $199.7 million respectively. In addition, the zero coupon convertible debentures, ($750.1 million as of March 31, 2003) may be put to the company in February, 2006.

     We guarantee certain obligations of various subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to uncollectible receivables, inventories, intangible assets, income taxes, restructuring and integration costs, and contingencies and litigation, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our consolidated financial statements:

     - We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). Under SAB 101 revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured.

       Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns.

       A portion of our business involves shipments directly from our suppliers to our customers. In these transactions, we are responsible for negotiating price both with the supplier and customer, payment to the supplier, establishing payment terms with the customer, product returns, and have risk of loss if the customer does not make payment. As the principal with the customer, we recognize revenue when we are notified by the supplier that the product is shipped.

       In addition, we have certain business with select customers and suppliers that is accounted for on an agency basis in accordance with Emerging Issues Task Force (EITF) No. 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent. In such cases, the terms of the transactions govern revenue recognition.

     - We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

     - Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon contractual provisions governing price protection, stock rotation, and obsolescence, as well as assumptions about future demand and market conditions. If assumptions about future demand change and/or actual market conditions are less favorable than those projected by us, additional write-downs of inventories may be required. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the book cost of inventories. Actual amounts could be different from those estimated.

     - We assess our investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other than temporary. When the decline is determined to be other than temporary, the cost basis for the individual security is reduced and a loss is realized in the period in which it occurs. We make such determination based upon the quoted market price and operating results of the investment. In addition, we evaluate our intent to retain the investment over a period of time which would be sufficient to allow for any recovery in market value.

     - The carrying value of our deferred tax assets is dependent upon our ability to generate sufficient future taxable income in certain tax jurisdictions. Should we determine that we would not be able to realize all or part of our deferred tax assets in the future, a valuation allowance to the deferred tax assets would be established in the period such determination was made.

     - We use various financial instruments, including derivative financial instruments, for purposes other than trading. Derivatives used as part of our risk management strategy are designated at inception as hedges and measured for effectiveness both at inception and on an ongoing basis. We have also entered into interest rate swap transactions that convert certain fixed rate debt to variable rate debt, effectively hedging the change in fair value of the fixed rate debt resulting from fluctuations in interest rates. The fair value hedges and the hedged debt are adjusted to current market values through interest expense.

     - We are subject to proceedings, lawsuits, and other claims related to environmental, labor, product and other matters. We assess the likelihood of an adverse judgment or outcomes for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

     - We have recorded special charges in connection with restructuring our businesses, as well as the integration of acquired businesses. These reserves principally include estimates related to employee separation costs, the consolidation of facilities, contractual obligations, and the valuation of certain assets including accounts receivable, inventories, and investments. Actual amounts could be different from those estimated.

     - In assessing the recoverability of our company's goodwill and other long-lived assets, significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets must be made, as well as the related estimated useful lives. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, we may be required to record impairment charges for these assets. On January 1, 2002, we adopted FASB Statement No. 142, Goodwill and Other Intangible Assets, and accordingly, discontinued the amortization of goodwill.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in foreign currency exchange rates and interest rates.

     As a large international organization, we are exposed to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material impact on our financial results in the future. Our primary exposure relates to transactions in which the currency collected from customers is different from the currency utilized to purchase the product sold in Europe, the Asia/Pacific region, and Latin and South America. Our policy is to hedge substantially all currency exposures for which natural hedges do not exist. Natural hedges exist when purchases and sales within a specific country are both denominated in the same currency and therefore, no exposure exists to hedge with a foreign exchange contract. In Asia, for example, sales and purchases are primarily denominated in U.S. dollars, resulting in a natural hedge. Natural hedges exist in most countries in which we operate, although the percentage of natural offsets vs. offsets which need to be hedged by foreign exchange forward contracts will vary from country to country. We do not enter into forward contracts for trading purposes. The risk of loss on a forward contract is the risk of nonperformance by the counterparties, which we minimize by limiting our counterparties to major financial institutions. The fair value of the contracts is estimated using market quotes. The notional amount of the contracts at March 31, 2003 and December 31, 2002 was $153.1 million and $264.8 million, respectively. The carrying amounts, which are nominal, approximated fair value at March 31, 2003 and December 31, 2002. The translation of the financial statements of the non-North American operations is impacted by fluctuations in foreign currency exchange rates. Had the various average foreign currency exchange rates remained the same during the first three months of 2003 as compared with the average rates for 2002, sales and operating income would have been approximately $68 million and $4 million lower, respectively, than the reported results for 2003. Sales and operating income would have fluctuated by approximately $73 million and $4 million, respectively, if average foreign exchange rates changed by ten percent in the first three months of 2003. This amount was determined by considering the impact of a hypothetical foreign exchange rate on the sales and operating income of our international operations.

     Our interest expense, in part, is sensitive to the general level of interest rates in the Americas, Europe, and the Asia/Pacific region. We manage our exposure to interest rate risk through the proportion of fixed rate and floating rate debt in our total debt portfolio. In addition, we have from time to time used interest rate swaps that convert certain fixed rate debt to floating rate debt, effectively hedging the change in fair value of the fixed rate debt resulting from fluctuations in interest rates. During 2002, as a result of significant generation of operating cash flow, we had paid down nearly all of our floating rate debt. This reduction in floating rate debt was offset, in part, by the impact of the previously mentioned swaps. As a result, at March 31, 2003, approximately 86 percent of our debt was subject to fixed rates, and 14 percent of our debt was subject to floating rates. Interest expense, net of interest income, would have fluctuated by approximately $.6 million if average interest rates changed by one percentage point in the first three months of 2003. This amount was determined by considering the impact of a hypothetical interest rate on our average floating rate on investments and outstanding debt. This analysis does not consider the effect of the level of overall economic activity that could exist. In the event of a change in the level of economic activity which may adversely impact interest rates, we could likely take actions to further mitigate any potential negative exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

                                    BUSINESS

     We are one of the world's largest providers of electronic components and computer products to industrial and commercial customers and a leading provider of services, including materials planning, programming and assembly services, inventory management, a suite of online supply chain tools, and design services, to the electronics industry. We believe we are one of the electronics distribution industry's leaders in operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our global distribution network spans the world's three largest electronics markets -- the Americas, Europe, and the Asia/Pacific region. We serve a diversified base of original equipment manufacturers (OEMs), contract manufacturers (CMs), and commercial customers worldwide. OEMs include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers (VARs) and OEMs of computer systems. We maintain over 190 sales facilities and 21 distribution centers in 40 countries and territories. Through this network, we believe we can offer one of the broadest product offerings in the industry and a wide range of value-added services to help customers reduce their time to market, lower their total cost of ownership, and enhance their overall competitiveness.

     Our Americas Components group is comprised of operations in North America, South America, and Latin America. Our North American group is comprised of targeted sales and marketing groups providing tailored solutions to eight distinct customer segments. Our other operations in the Americas Components group are in Argentina, Brazil, and Mexico.

     Our North American Computer Products group (NACP) is a leading distributor of enterprise and embedded computing systems to resellers and OEM customers in North America. NACP is comprised of four divisions that make up Enterprise Computing Solutions, which serves resellers, and Arrow OEM Computer Solutions, which serves industrial OEM customers.

     We believe we are one of the largest Pan-European electronic components distributors. In the Northern European region, we serve Denmark, Estonia, Finland, Ireland, Norway, Sweden, and the United Kingdom. In the Central European region, we serve Austria, Belgium, the Czech Republic, Germany, Hungary, the Netherlands, Poland, and Switzerland, and in the Southern European region we serve France, Greece, Israel, Italy, Portugal, Slovenia, Spain, and Turkey.

     We believe we are one of the leading electronics distributors in the Asia/Pacific region. We have facilities in Australia, Hong Kong, India, Malaysia, New Zealand, the People's Republic of China, the Philippines, Singapore, South Korea, Taiwan, and Thailand.

     We distribute a broad range of electronic components, computer products, and related equipment. About 58 percent of our consolidated sales are comprised of semiconductor products. Industrial and commercial computer products, including servers, workstations, storage products, microcomputer boards and systems, design systems, desktop computer systems, software, monitors, printers, flat panel displays, system chassis and enclosures, controllers, and communication control equipment, account for about 25 percent of sales. The remaining sales are comprised of passive, electromechanical, and interconnect products, principally capacitors, resistors, potentiometers, power supplies, relays, switches, and connectors.

     We are engaged in the distribution of electronic components to original equipment manufacturers (OEMs) and computer products to value-added resellers and OEMs. As a result of our philosophy of maximizing operating efficiencies through the centralization of certain functions, selected fixed assets and related depreciation, as well as borrowings and goodwill amortization (prior to 2002), are not directly attributable to the individual operating segments.

Computer products includes North American Computer Products together with UK Microtronica, Nordic Microtronica, ATD (in Iberia), and Arrow Computer Products (in France).

     We have redefined certain of our reportable segments. The prior periods have been restated for comparative purposes. Revenue and operating income, by segment, are as follows (in millions):

                                            ELECTRONIC   COMPUTER
                                            COMPONENTS   PRODUCTS   CORPORATE     TOTAL
                                            ----------   --------   ---------     -----
2002
Revenue from external customers...........    $5,322      $2,068      $  --      $ 7,390
Operating income (loss)...................       184          59        (75)(a)      168(a)
Total assets..............................     3,404         610        654        4,668
2001
Revenue from external customers...........    $7,153      $2,334      $  --      $ 9,487
Operating income (loss)...................       416          44       (307)(b)      153(b)
Total assets..............................     3,768         929        662        5,359
2000
Revenue from external customers...........    $9,809      $2,256      $  --      $12,065
Operating income (loss)...................       893          22       (142)         773
Total assets..............................     5,955       1,200        450        7,605

---------------
(a) Includes a severance charge of $5.4 million related to the resignation of our former chief executive officer.

(b) Includes restructuring costs and other special charges of $174.6 million and an integration charge of $9.4 million related to the acquisition of Wyle.

     Revenues, by geographic area, for the years ended December 31 are as follows (in millions):

                                                           2002     2001     2000
                                                           ----     ----     ----
Americas................................................  $4,302   $5,642   $ 7,196
Europe..................................................   2,430    2,975     3,475
Asia/Pacific............................................     658      870     1,394
                                                          ------   ------   -------
Total revenues..........................................  $7,390   $9,487   $12,065
                                                          ======   ======   =======

     Total assets, by geographic area, at December 31 are as follows (in millions):

                                                           2002      2001      2000
                                                           ----      ----      ----
Americas................................................  $2,620    $3,254    $4,840
Europe..................................................   1,718     1,771     2,105
Asia/Pacific............................................     330       334       660
                                                          ------    ------    ------
Total assets............................................  $4,668    $5,359    $7,605
                                                          ======    ======    ======

     Most manufacturers of electronic components and computer products rely on authorized distributors, such as Arrow, to augment their sales and marketing operations. As a stocking, marketing, and financial intermediary, the distributor relieves manufacturers of a portion of the costs and personnel associated with stocking and selling their products (including otherwise sizable investments in finished goods inventories, accounts receivable systems, and distribution networks), while providing geographically dispersed selling, order processing, and delivery capabilities. At the same time, the distributor offers a broad range of customers the convenience of accessing from a single source multiple products from multiple suppliers and rapid or scheduled deliveries, as well as other value-added services such as kitting and memory programming capabilities. The growth of the electronics distribution industry has been fostered by the many manufacturers who recognize their authorized distributors as essential extensions of their marketing organizations.

     Together with our affiliates we serve over 150,000 industrial and commercial customers. Industrial customers range from major OEMs and CMs to small engineering firms, while commercial customers include principally VARs and OEMs. No single customer accounted for more than two percent of our 2002 sales.

     Most of our customers require delivery of the products they have ordered on schedules that are generally not available on direct purchases from manufacturers, and frequently their orders are of insufficient size to be placed directly with manufacturers.

     The electronic components and other products offered by us are sold by field sales representatives, who regularly call on customers in assigned market areas, and by telephone from our selling locations, by inside sales personnel with access to pricing and stocking data provided by computers which accept and process orders. Each of our North American selling locations, warehouses, and primary distribution centers is electronically linked to our central computer system, which provides fully integrated, online, real-time data with respect to nationwide inventory levels and facilitates control of purchasing, shipping, and billing. Our international operations have similar online, real-time computer systems and they can access our Worldwide Stock Check System, which provides access to our online, real-time inventory system.

     There are over 600 manufacturers whose products we sell. We do not regard any one supplier of products to be essential to our operations and we believe that many of the products we presently sell are available from other sources at competitive prices. Most of our purchases are pursuant to authorized distributor agreements which are typically cancelable by either party at any time or on short notice.

     Approximately 67 percent of our inventory consists of semiconductors. It is the policy of most manufacturers to protect authorized distributors, such as Arrow, against the potential write-down of such inventories due to technological change or manufacturers' price reductions. Under the terms of the related distributor agreements, and assuming the distributor complies with certain conditions, such suppliers are required to credit the distributor for inventory losses incurred through reductions in manufacturers' list prices of the items. In addition, under the terms of many such agreements, the distributor has the right to return to the manufacturer for credit a defined portion of those inventory items purchased within a designated period of time.

     A manufacturer who elects to terminate a distributor agreement is generally required to purchase from the distributor the total amount of its products carried in inventory. While these industry practices do not wholly protect us from inventory losses, we believe that they currently provide substantial protection from such losses.

     Our business is extremely competitive, particularly with respect to prices, franchises, and, in certain instances, product availability. We compete with several other large multi-national, national, and numerous regional and local distributors. As one of the world's largest electronics distributors, our financial resources and sales are greater than most of our competitors.

     Together with our affiliates, we employ over 11,700 personnel worldwide as of December 31, 2002.

                              MANAGEMENT OVERVIEW

MANAGEMENT TEAM

NAME                                        AGE   POSITION
----                                        ---   --------
Daniel W. Duval...........................  67    Chairman
William E. Mitchell.......................  59    President and Chief Executive Officer
Robert E. Klatell.........................  57    Executive Vice President
Peter S. Brown............................  51    Senior Vice President and General Counsel
Betty Jane Scheihing......................  55    Senior Vice President
Harriet Green.............................  41    Vice President, Worldwide Marketing
Michael J. Long...........................  44    Vice President and President of North
                                                  American Computer Products
Paul J. Reilly............................  46    Vice President and Chief Financial Officer
Jan M. Salsgiver..........................  47    Vice President and President of the
                                                  Americas Components
Mark F. Settle............................  52    Vice President and Chief Information
                                                  Officer

     Daniel W. Duval was appointed our Chairman in June 2002. He served as our interim Chief Executive Officer from September 2002 to February 2003. Prior thereto, he served as a Director since 1987. He also serves as Director of The Manitowoc Company, Inc., Miller-Valentine Group, and Gosiger, Inc. He also served as Vice Chairman of Robbins & Myers, Inc. from January 1999 to December 1999 and President and Chief Executive Officer and Director for more than five years prior thereto.

     William E. Mitchell was appointed our President and Chief Executive Officer in February 2003. Prior thereto, he served as Executive Vice President of Solectron Corporation and President of Solectron Global Services, Inc. since March 1999 and previously served as Chairman, President and Chief Executive Officer of Sequel, Inc. since 1995.

     Robert E. Klatell has been our Executive Vice President since July 1995.

     Peter S. Brown has been our Senior Vice President and General Counsel since September 2001. Prior thereto, he served as the managing partner of the London office of the law firm of Pillsbury Winthrop LLP (formerly, Winthrop, Stimson, Putnam, & Roberts) for more than five years.

     Betty Jane Scheihing has been our Senior Vice President since May 1996.

     Harriet Green has been our Vice President, Worldwide Marketing since October, 2002. In addition, she has been our Vice President for more than five years.

     Michael J. Long has been President and Chief Operating Officer of NACP since July 1999. In addition, he has been our Vice President for more than five years.

     Paul J. Reilly has been our Chief Financial Officer since October 2001 and has served as our Vice President for more than five years.

     Jan M. Salsgiver has been President of the Americas Components group since July 1999. Prior thereto, she served as President of the Arrow Supplier Services Group since its inception in January 1998. In addition, she has been our Vice President for more than five years.

     Mark F. Settle has been our Vice President and Chief Information Officer since November 2001. Prior thereto, he served as Executive Vice President, Systems and Processing at Visa International since April 1999 and previously served as Chief Information Officer at Occidental Petroleum Corporation since February 1997.

                            DESCRIPTION OF THE NOTES

     The notes will be issued under an indenture dated as of January 15, 1997 between us and The Bank of New York, as trustee. We have summarized the material terms and provisions of the notes in this section, which supplements the terms of the debt securities contained in the prospectus. In addition to the material terms of the notes contained in this prospectus supplement, you should read the description of the indenture contained in the prospectus for additional information regarding your rights as a holder of the notes before you buy any of these notes. References in this section to "us," "we" and "our" are solely to Arrow and not to our subsidiaries. References in this section to the "indenture" shall mean the indenture, as supplemented by the supplemental indenture relating to the notes. In the event of any inconsistency between the terms of the notes contained in this prospectus supplement and the provisions of the indenture contained in the prospectus, the terms contained in this prospectus supplement shall control with respect to the notes.

GENERAL

     The notes will be unsubordinated and unsecured obligations of ours ranking pari passu with all of our existing and future unsubordinated and unsecured obligations. The notes are limited to an initial amount of $350,000,000. Claims of holders of the notes will be effectively subordinated to the claims of holders of the debt of our subsidiaries with respect to the assets of such subsidiaries. In addition, claims of holders of the notes will be effectively subordinated to the claims of holders of our secured debt and the secured debt of our subsidiaries with respect to the collateral securing such claims. Our claims as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of our subsidiaries.

     The notes will be issued in the form of one or more fully registered global securities. Notes will be issued only in minimum denominations of $1,000 or integral multiples of $1,000.

     The notes will mature on July 1, 2013 and will pay interest from June 27, 2003 at 6 7/8% per annum, semiannually on January 1 and July 1 of each year, commencing January 1, 2004, to the person in whose name the note is registered at the close of business on December 15 or June 15, as the case may be, immediately preceding such January 1 or July 1. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, the payment will be made on the next succeeding day that is a business day, with no additional interest.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issuer further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same term as to status, redemption or otherwise as the notes.

OPTIONAL REDEMPTION

     We may redeem the notes in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 55 basis points plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded Untied States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Independent Investment Banker" means J.P. Morgan Securities Inc., and its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (1) each of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Banc of America Securities LLC, and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such firm another Primary Treasury Dealer, and
(2) any other Primary Treasury Dealers selected by the Independent Investment Banker after consultation with us.

     "The Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     Holders of notes to be redeemed as provided above will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of the series are to be redeemed, the Trustee will select, not more than 60 days before the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

PAYMENT AND PAYING AGENTS

     Payments of interest and principal on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global notes, by wire transfer. We will make interest payments to the person in whose name the note is registered at the close of business on the record date for the interest payment.

     The trustee initially will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The Bank of New York, trustee under the indenture, as paying agent, registrar and custodian with regard to the notes. An affiliate of The Bank of New York participates as a lender under certain of our credit agreements.

                                  UNDERWRITING

     Subject to the terms and conditions in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Goldman, Sachs & Co.........................................    $ 87,500,000
J.P. Morgan Securities Inc. ................................      87,500,000
Banc of America Securities LLC..............................      63,000,000
Credit Suisse First Boston LLC..............................      24,500,000
Fleet Securities, Inc. .....................................      24,500,000
Scotia Capital (USA) Inc. ..................................      24,500,000
Wachovia Securities, LLC....................................      24,500,000
HSBC Securities (USA) Inc. .................................      14,000,000
                                                                ============
     Total..................................................    $350,000,000
                                                                ============

     The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

     The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.450% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

     In the underwriting agreement, we have agreed that:

     - We will pay our expenses related to the offering, which we estimate will be $450,000.

     - We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

     The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes.

     In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such underwriters and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from those underwriters based on transactions those underwriters conduct through the system. Those underwriters will make the notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with Arrow and its affiliates.

                                 LEGAL MATTERS

     The validity of the notes offered and sold in this offering will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell.

PROSPECTUS

                                 $2,000,000,000
                            ------------------------

                            Arrow Electronics, Inc.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

WE MAY OFFER AND SELL THE SECURITIES FROM TIME TO TIME IN ONE OR MORE OFFERINGS. THIS PROSPECTUS PROVIDES YOU WITH A GENERAL DESCRIPTION OF THE SECURITIES WE MAY OFFER.

EACH TIME WE SELL SECURITIES, WE WILL PROVIDE A SUPPLEMENT TO THIS PROSPECTUS THAT CONTAINS SPECIFIC INFORMATION ABOUT THE OFFERING AND THE TERMS OF THE SECURITIES. THE SUPPLEMENT MAY ALSO ADD, UPDATE OR CHANGE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND ANY SUPPLEMENT BEFORE YOU INVEST IN ANY OF OUR SECURITIES.

WE MAY OFFER AND SELL THE FOLLOWING SECURITIES:

     - DEBT SECURITIES, IN ONE OR MORE SERIES, CONSISTING OF NOTES, DEBENTURES OR OTHER EVIDENCES OF INDEBTEDNESS;

     - PREFERRED STOCK;

     - COMMON STOCK; AND

     - WARRANTS.

OUR COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "ARW." ANY COMMON STOCK SOLD PURSUANT TO THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT WILL BE LISTED ON THAT EXCHANGE, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE. THE PROSPECTUS SUPPLEMENT WILL STATE WHETHER ANY OTHER SECURITIES OFFERED THEREBY WILL BE LISTED ON A SECURITIES EXCHANGE.

Neither the Securities and Exchange Commission nor any other Regulatory Body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 15, 2001.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the "SEC." By using a shelf registration statement, we may sell up to $2,000,000,000 in aggregate offering price of any combination of the securities described in this prospectus (or in the other prospectus included in the shelf registration statement) from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Where You Can Find More Information." Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Arrow", "we", "our", "us" or similar references mean Arrow Electronics, Inc.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus and the supplement to this prospectus is accurate only as of the dates of their respective covers, regardless of the time of delivery of this prospectus or any supplement to this prospectus or of any sale of our securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the securities or possession or distribution of this prospectus or any supplement to this prospectus in that jurisdiction. Persons who come into possession of this prospectus or any supplement to this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus or any supplement to this prospectus applicable to that jurisdiction.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     You may read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     You may obtain a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, without charge, by request directed to us at the following address and telephone number:

                            Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                                 (516) 391-1300
                              Attention: Secretary

     The SEC allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

     (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     (3) Our Current Reports on Form 8-K dated September 1, 2000, September 19, 2000, December 22, 2000 and February 13, 2001; and

     (4) The description of our common stock set forth on our registration statement filed with the Securities and Exchange Commission pursuant to
         Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information that we file later with the SEC will automatically update and supersede this information.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to the exhibits filed with the registration statement for further information with respect to Arrow. Copies of the registration statement and the exhibits to the registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from the statements in this prospectus for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the electronic components and commercial computer products markets, and changes in relationships with key suppliers. Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                            ARROW ELECTRONICS, INC.

     We are the world's largest distributor of electronic components and computer products to industrial and commercial customers. We believe we are one of the global electronics distribution industry's leaders in state-of-the-art operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our distribution network spans the world's three dominant electronics markets: North America, Europe, and the Asia/Pacific region. Through our business units in these vital industrialized regions, we serve a diversified base of original equipment manufacturers and commercial customers worldwide. Original equipment manufacturers, or OEMs, include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers of computer systems. Through a network of more than 225 sales facilities and 19 distribution centers in 38 countries, we deliver to more than 175,000 OEMs and commercial customers the products, inventory solutions, materials management services, and design and technical support they need when, where and how they need them.

                                USE OF PROCEEDS

     Except as otherwise described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our historical ratios of earnings to fixed charges and our consolidated subsidiaries for the periods indicated:

                                         NINE MONTHS
                                            ENDED              YEAR ENDED DECEMBER 31,
                                        SEPTEMBER 30,    ------------------------------------
                                            2000         1999    1998    1997    1996    1995
                                        -------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges....       4.6         2.9(a)  4.0     5.0(b)  8.6     7.7

------------
(a) Excluding the special pre-tax charge of $25 million associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc., the ratio of earnings to fixed charges would have been 3.1.

(b) Excluding special pre-tax charges totaling $59 million associated with the realignment of our North American components operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc, the ratio of earnings to fixed charges would have been 5.7.

                         DESCRIPTION OF DEBT SECURITIES

     We have described below the general terms and provisions of the debt securities to which a prospectus supplement may relate. We will describe the particular terms of the debt securities offered by any prospectus supplement in the prospectus supplement relating to the offered debt securities.

     We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness. The debt securities will be either our unsecured senior debt securities or our unsecured subordinated debt securities.

     We will issue senior debt securities under an indenture, called the "senior indenture", between us and The Bank of New York (as successor to Bank of Montreal Trust Company), as trustee, in such capacity, called the "senior trustee". We may also issue subordinated debt securities under a proposed indenture, called the "subordinated indenture", between us and a trustee to be named in any prospectus supplement relating to the subordinated debt securities, called the "subordinated trustee". In this prospectus, we refer to the senior indenture and the subordinated indenture together as the "indentures", to the senior debt securities and the subordinated debt securities together as the "debt securities" and to the senior trustee and the subordinated trustee together as the "trustees". Unless otherwise indicated, section references in this prospectus or in an accompanying prospectus supplement are to the relevant provisions of both the senior indenture and the subordinated indenture. The following summary of important provisions of the debt securities and the indentures does not purport to be complete. This summary is subject to the detailed provisions of the indentures, including the definition of certain terms used in this prospectus and those terms made a part of the indentures by reference to the Trust Indenture Act and the debt securities. Wherever particular sections or defined terms of the indentures are referred to, those sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. Numerical references in parentheses below are to sections in the indentures. Capitalized terms that are used and not otherwise defined in this prospectus will have the meanings assigned to them in the indentures.

GENERAL

     The indentures provide for the issuance from time to time of debentures, notes or other evidences of indebtedness by us in an unlimited amount pursuant to a supplemental indenture, a board resolution, or an officer's certificate pursuant to a supplemental indenture or board resolution. (Section 2.3)

     Under each indenture, we may issue debt securities in one or more series with the same or various maturities, at par, at a premium or with an original issue discount. The applicable prospectus supplement relating to a particular series of debt securities will describe the specific terms of the debt securities we may offer, including:

     (a) the designation of the debt securities of a particular series, which will distinguish the debt securities of that series from the debt securities of all other series;

     (b) any limit upon the aggregate principal amount of the debt securities of that series that may be authenticated and delivered under the indentures and any limitation on our ability to increase the aggregate principal amount after the initial issuance of the debt securities of that series;

     (c) the date or dates on which the principal of the debt securities of that series is payable (which date or dates may be fixed or extendible);

     (d) the rate or rates (which may be fixed or variable) per year at which the debt securities of that series will bear interest, if any;

     (e) the date or dates from which interest will accrue, on which interest will be payable and (in the case of registered securities (which is defined as any debt security registered on the security register)) on which a record will be taken for the determination of holders to whom interest is payable and/or the method by which such rate or rates or date or dates will be determined;

     (f)  if other than as provided in the indentures, the place or places where
          (1) the principal of and any interest on debt securities will be payable, (2) any registered securities may be surrendered for exchange, (3) notices, demands to or upon us in respect of the debt securities of that series or the indentures may be served and (4) notice to holders may be published;

     (g) our right, if any, to redeem debt securities of that series, in whole or in part, at our option and the period or periods within which, the price or prices at which and any terms and conditions upon which debt securities of that series may be redeemed pursuant to any sinking fund or otherwise;

     (h) our obligation, if any, to redeem, purchase or repay debt securities of that series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder and the price or prices at which and the period or periods within which and any of the terms and conditions upon which debt securities of that series will be redeemed, purchased or repaid, in whole or in part, pursuant to our redemption obligation;

     (i) if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which debt securities of that series will be issuable;

     (j) if other than the principal amount of the debt securities, the portion of the principal amount of debt securities of that series which will be payable upon acceleration of the maturity of those securities;

     (k) if other than the coin or currency in which the debt securities of that series are denominated, the coin or currency in which payment of the principal of or interest on the debt securities of that series will be payable or if the amount of payments of principal of and/or interest on the debt securities of that series may be determined with reference to an index based on a coin or currency other than that in which the debt securities of that series are denominated, the manner in which those amounts will be determined;

     (l) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the principal of and interest on the debt securities of that series will be payable, and the manner in which any currencies will be valued against other currencies in which any other debt securities will be payable;

     (m) whether the debt securities of that series or any portion thereof will be issuable, with or without coupons, as registered securities (and if so, whether those debt securities will be issuable as registered global securities) or unregistered securities (which is defined as any debt security other than a registered security), or any combination of the foregoing, any restrictions applicable to the offer, sale or delivery of unregistered securities or the payment of interest on those securities and, if other than as provided in the indenture, the terms upon which unregistered securities of any series may be exchanged for registered securities of that series and vice versa;

     (n) whether and under what circumstances we will pay additional amounts on debt securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the securities rather than pay any additional amounts;

     (o) if the debt securities of that series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary debt security of that series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of those certificates, documents or conditions;

     (p) any trustees, depositaries, authenticating or paying agents, transfer agents or the registrar or any other agents with respect to the debt securities of that series;

     (q) provisions, if any, for the defeasance of the debt securities of that series, including provisions permitting defeasance of less than all the debt securities of that series, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing) the provisions of the indentures;

     (r) if the debt securities of that series are issuable in whole or in part as one or more registered global securities, the identity of the depositary (if other than The Depository Trust Company, or DTC) for that registered global security or securities (which depositary will, at the time of its designation as depositary and at all times while it serves as depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation);

     (s) any other events of default or covenants with respect to the debt securities of that series in addition to the events of default or covenants set forth in the indentures;

     (t) any other terms of the debt securities of that series, which terms will not be inconsistent with the provisions of the indentures.

     Neither indenture contains any restriction on the payment of dividends or any financial covenants. Neither indenture contains provisions which would afford you protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in our credit quality resulting from highly leveraged or other similar transactions involving us.

     The debt securities will be unsubordinated obligations of ours and the senior debt securities will rank equal in right of payment with all of our existing and future unsecured and unsubordinated obligations. The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt, as described below under "Subordination". Claims of holders of the debt securities will be effectively subordinated to the claims of holders of the debt of our subsidiaries with respect to the assets of our subsidiaries. In addition, claims of holders of the debt securities will be effectively subordinated to the claims of holders of our secured debt and the secured debt of our subsidiaries with respect to the collateral securing those claims. Our claims as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of our subsidiaries.

SUBORDINATION

     If we issue subordinated debt securities, our obligations to make any payment of the principal of and premium, if any, and interest on, any subordinated debt securities to be issued will be subordinate and junior in right of payment to the prior payment in full of all of our senior indebtedness, whether outstanding on the date of the subordinated indenture or thereafter incurred. (Article 10 of subordinated indenture)

     We may not pay the principal of or interest or premium on the subordinated debt securities if (i) we fail to make any of such payments on any senior indebtedness (other than trade accounts payable) which has matured by lapse of time, acceleration or otherwise, or (ii) a default occurs on the senior indebtedness (other than trade accounts payable) that allows the holders of the senior indebtedness to accelerate its maturity after lapse of time, the giving of notice or both and that default continues.

     If any payment or distribution of our assets occurs upon our dissolution, winding-up, liquidation or reorganization, we may not pay the principal of or interest or premium on the subordinated debt securities until we have made such payments in full to the holders of all senior indebtedness. If such dissolution, winding-up, liquidation or reorganization occurs and the holders of the subordinated debt securities receive a payment or distribution, then they must turn that payment or distribution over to the holders of the senior indebtedness or a trustee for the benefit of the senior indebtedness holders. Because of this subordination, if an insolvency occurs, holders of the subordinated debt securities may recover less, proportionately, than holders of senior debt and our general unsecured creditors.

CONVERSION

     The terms, if any, on which debt securities are convertible into our common stock will be set forth in the prospectus supplement for that series of debt securities. These terms will include:

     - the conversion price,

     - the conversion period,

     - provision as to whether conversion will be at our option or at the option of the holder,

     - the events requiring an adjustment of the conversion price, and

     - provisions affecting conversion in the event of the redemption of such series of debt securities.

REGISTERED GLOBAL SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, DTC will act as securities depositary for the debt securities. The debt securities will be issued only as registered global securities registered in the name of DTC's nominee, which we expect will be Cede & Co. We will issue one or more registered global securities for the debt securities representing the aggregate principal amount of that series of debt securities and will deposit the registered global securities with DTC.

     The description of book-entry procedures in this prospectus includes summaries of certain rules and operating procedures of DTC that affect transfers of interests in the registered global securities issued in connection with sales of debt securities made pursuant to this prospectus. The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the DTC settlement system and are subject to change from time to time.

     We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants (the "direct participants") deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (the "indirect participants," and together with the direct participants, the "participants").

     Purchases of securities within DTC's system must be made by or through direct participants. The direct participants receive a credit for the securities on DTC's records. The ownership interest of the actual purchaser of each security (a "beneficial owner") is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers of the debt securities, all securities deposited by direct participants with DTC are registered in the name of a nominee of DTC. The deposit of debt securities with DTC and their registration in the name of the nominee do not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as DTC or its nominee is the registered holder of the registered global security, DTC or its nominee will be considered the sole owner and holder of the debt securities represented by the registered global security for all purposes under the indenture and the debt securities. Except in limited circumstances, beneficial owners will not be entitled to have any portions of the registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered the owners or holders of the registered global security (or any debt securities represented thereby) under the indenture or the debt securities.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a registered global security to those persons may be limited. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a beneficial owner to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interests, may be affected by the lack of a physical certificate evidencing their interests.

     DTC will send notices and other communications to its direct participants; direct participants will send these communications to indirect participants. The direct participants and indirect participants will send notices and other communications to beneficial owners pursuant to arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     We will send any redemption notices to the nominee of DTC. If less than all of the debt securities of a particular series are being redeemed, DTC will determine in accordance with its procedures the amount of the interest of each direct participant in the particular series to be redeemed.

     Neither DTC nor its nominee will consent or vote with respect to any debt securities. Under its usual procedures, DTC mails an omnibus proxy to its direct participants as soon as possible after the applicable record date. The omnibus proxy assigns the nominee's consenting or voting rights to those direct participants to whose accounts the applicable securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal, premium, if any, and interest payments on the debt securities will be made to DTC or its nominee. We expect that DTC will credit direct participants' accounts on the relevant payment date upon DTC's receipt of funds in accordance with the respective holdings shown on DTC's records. We expect that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name". These payments will be the responsibility of the participant and not of DTC, any underwriters, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions and other amounts to DTC is the responsibility of the trustee. DTC is responsible for disbursing those payments to the direct participants. The direct and indirect participants are responsible for disbursing payments to the beneficial owners. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Interests in the registered global security will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us and the trustee. In the event that a successor securities depositary is not obtained, definitive debt securities certificates representing the debt securities will be required to be printed and delivered.

     We will not have any responsibility or obligation to participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or with respect to payments to or providing of notice for the participants or the beneficial owners.

     So long as DTC's nominee is the registered owner of the debt securities, references herein to a holder of the debt securities means DTC or its nominee and not the beneficial owners of the debt securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. Neither we, the trustees nor the underwriters, dealers or agents, if any, take responsibility for the accuracy or completeness of this description.

CERTAIN COVENANTS

     Except as specified below or in the applicable prospectus supplement, the following covenants apply to all series of senior debt securities.

     Restrictions on Liens. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, create or incur any Lien on any shares of stock, indebtedness or other obligations of a Restricted Subsidiary or any Principal Property of ours or of a Restricted Subsidiary, whether those shares of stock, indebtedness or other obligations of a Restricted Subsidiary or Principal Property are owned at the date of such indenture or acquired afterwards, unless we secure or cause the applicable Restricted Subsidiary to secure the outstanding debt securities equally and ratably with (or, at our option, prior to) all indebtedness secured by the particular Lien, so long as the indebtedness is so secured. This covenant does not apply in the case of:

     (a) the creation of any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary, contemporaneously with that acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price, or the assumption of any Lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture existing at the time of the acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption of that Lien, provided that every Lien referred to in this clause will attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements on that Principal Property;

     (b) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date of such indenture;

     (c) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of us or any Restricted Subsidiary;

     (d) any Lien on any Principal Property being constructed or improved securing loans to finance the construction or improvements of that property;

     (e) any Lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations, including, without limitation, industrial revenue bonds and similar financings;

     (f) any mechanics', materialmen's, carriers' or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith;

     (g) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

     (h) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution on the Lien is stayed;

     (i) any landlord's Lien on fixtures located on premises leased by us or a Restricted Subsidiary in the ordinary course of business, and tenants' rights under leases, easements and similar Liens not materially impairing the use or value of the property involved;

     (j) any Lien arising by reason of deposits necessary to qualify us or any Restricted Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law;

     (k) Liens on our current assets to secure loans to us that mature within twelve months from their creation and that are made in the ordinary course of business; and

     (l) any renewal of or substitution for any Lien permitted by any of the preceding clauses, provided, in the case of a Lien permitted under clauses (a), (b) or (d), the indebtedness secured is not increased nor the Lien extended to any additional assets. (Section 4.3(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph, and renew, extend or replace those Liens, provided that at the time of and after giving effect to the creation, assumption, renewal, extension or replacement, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.3(b) of senior indenture)

     Restrictions on Sale and Lease-Back Transactions. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or to a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of that Principal Property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of that property by the lessee will be discontinued. Notwithstanding the foregoing, we or any Restricted Subsidiary may sell any Principal Property and lease it back for a longer period:

          (a) if we or such applicable Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.3(a) of the senior indenture, to create a Lien on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

          (b) if we promptly inform the trustee of the transaction, and we cause an amount equal to the fair value (as determined by resolution of our board of directors) of the property to be applied (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the property sold, or (2) to the retirement within 120 days after receipt of the proceeds of Funded Debt incurred or assumed by us or a Restricted Subsidiary, including the senior debt securities;

provided, further that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after the sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or debt securities evidencing Funded Debt of ours (which may include the senior debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not yet tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debt securities or debentures, and an officer's certificate (which will be delivered to the trustee) stating that we elect to deliver or cause to be delivered the debentures or debt securities in lieu of retiring Funded Debt as provided in such indenture.

     If we deliver debentures or debt securities to the trustee and we duly deliver the officer's certificate, the amount of cash that we will be required to apply to the retirement of Funded Debt under this provision of the senior indenture will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of the applicable debentures or debt securities, or, if there are no such redemption prices, the principal amount of those debentures or debt securities. If the applicable debentures or debt securities provide for an amount less than the principal amount to be due and payable upon a declaration of the maturity, then the amount of cash will be reduced by the amount of principal of those debentures or debt securities that would be due and payable as of the date of the application upon a declaration of acceleration of the maturity pursuant to the terms of the indenture pursuant to which those debentures or debt securities were issued. (Section 4.4(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph, without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into and giving effect to such sale and lease-back transactions, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.4(b) of senior indenture)

CERTAIN DEFINITIONS

     The term "Attributable Debt" as defined in the senior indenture means when used in connection with a sale and leaseback transaction referred to above under "-- Certain Covenants -- Restrictions on Sale and Lease-Back Transactions," on any date as of which the amount of Attributable Debt is to be determined, the product of (a) the net proceeds from the sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in the sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of the computation, and the denominator of which is the number of full years of the term of the lease measured from the first day of the term.

     The term "Consolidated Net Tangible Assets" as defined in the senior indenture means total assets after deducting all current liabilities and intangible assets as set forth in our most recent balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

     The term "Exempted Debt" as defined in the senior indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

          (a) indebtedness of ours and our Restricted Subsidiaries incurred after the date of such indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.3(b) of such indenture described above under "--Certain Covenants--Restrictions on Liens"; and

          (b) Attributable Debt of ours and our Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 4.4(b) of such indenture described above under "--Certain Covenants--Restrictions on Sales and Lease-Back Transactions".

     The term "Funded Debt" as defined in the senior indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible at the option of the obligor, beyond one year from the date of its creation.

     The terms "Holder" or "Securityholder" as defined in the applicable indenture mean the registered holder of any debt security with respect to registered securities and the bearer of any unregistered security or any coupon appertaining to it, as the case may be.

     The term "Lien" as defined in the senior indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest in respect of such asset. For the purposes of such indenture, we or any Subsidiary will be deemed to own, subject to a Lien, any asset that we have acquired or hold subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

     The term "Original Issue Discount Security" as defined in the applicable indenture means any debt security that provides for an amount less than the principal amount of a particular security to be due and payable upon a declaration of acceleration of the maturity of that security pursuant to Section
6.2 of such indenture.

     The term "Principal Property" as defined in the senior indenture means any manufacturing or processing plant or warehouse owned at the date of such indenture or acquired after that date by us or any of our Restricted Subsidiaries which is located within the United States and the gross book value of which (including related land and improvements and all machinery and equipment without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2 percent of Consolidated Net Tangible Assets, other than:

          (a) any manufacturing or processing plant or warehouse or any portion of the same (together with the land on which it is erected and fixtures that are a part of that land) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments or any successor laws or under any other similar statute of the United States);

          (b) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety; or

          (c) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     The term "Restricted Subsidiary" as defined in the applicable indenture means a Subsidiary of ours (a) of which substantially all the property is located, or substantially all the business is carried on, within the United States, and (b) which owns Principal Property; provided, however, that any Subsidiary may be declared a Restricted Subsidiary by board resolution, effective as of the date such board resolution is adopted; provided further, that any such declaration may be rescinded by further board resolution, effective as of the date that further board resolution is adopted.

     The term "Senior Indebtedness" as defined in the subordinated indenture shall mean (a) the principal of, premium, if any, and interest on all indebtedness, whether outstanding on the date of the subordinated indenture as originally executed or thereafter created or incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is not superior in right of payment to the subordinated debt securities; and (b) any amendments, modifications, deferrals, renewals or extensions of any such Senior Indebtedness, or debentures, notes or other evidences of indebtedness issued in exchange for any such Senior Indebtedness; provided, however, that Senior Indebtedness shall not be deemed to include (i) indebtedness which constitutes subordinated indebtedness and (ii) any other debt securities issued pursuant to the subordinated indenture.

     The term "Subsidiary" as defined in the applicable indenture means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by that person and one or more other Subsidiaries of that person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

     Under each indenture, we may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any person to merge with or into us unless (a) either
(1) we will be the continuing person or (2) the person (if other than ourselves) formed by the consolidation or into which we are merged or that acquired or leased such property and assets of ours will be a corporation organized and validly existing under the laws of the United States of America or any of its jurisdictions and will expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations on all of the debt securities under such indenture, and we will have delivered to the trustee an opinion of counsel stating that the consolidation, merger or transfer and the supplemental indenture complies with such indenture and that all conditions precedent provided for in such indenture relating to the transaction have been complied with and that the supplemental indenture constitutes a legal, valid and binding obligation of ours or the successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) an officer's certificate to the effect that immediately after giving effect to such transaction, no default will have occurred and be continuing and an opinion of counsel as to the matters set forth in clause (a) will have been delivered to the trustee. (Section 5.1)

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

EVENTS OF DEFAULT

     Events of default defined in the indentures with respect to the debt securities of any series are:

     (a) we default in the payment of the principal of any debt securities of a series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

     (b) we default in the payment of interest on any debt securities of a series when the same becomes due and payable, and that default continues for a period of 30 days;

     (c) we default in the performance of or breach any other covenant or agreement of ours in the applicable indenture with respect to the debt securities of a series and that default or breach continues for a period of 30 consecutive days (or, in the case of the subordinated indenture, 60 consecutive days) after written notice to us by the trustee or to us and the trustee by the Holders of 25 percent or more in aggregate principal amount of the debt securities of all series affected thereby;

     (d) an involuntary case or other proceeding is commenced against us or any Restricted Subsidiary with respect to our debts or our Restricted Subsidiary's debts under any bankruptcy, insolvency or other similar law now or in the future in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official relating to us or a substantial part of our property, and the involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against us or any Restricted Subsidiary under the federal bankruptcy laws as now or in the future in effect;

     (e) we or any Restricted Subsidiary (1) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or in the future in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (2) consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or any Restricted Subsidiary or for all or substantially all of our property and assets or any Restricted Subsidiary's property and assets or (3) effect any general assignment for the benefit of creditors; and

     (f) any other event of default established with respect to any series of debt securities issued pursuant to the applicable indenture occurs. (Section 6.1)

     The indentures provide that if an event of default described in clauses (a) or (b) above, with respect to the debt securities of any series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount of the debt securities of any such affected series then outstanding under the applicable indenture (each series being treated as a separate class) by notice in writing to us (and to the trustee if given by Securityholders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, the applicable portion of the principal amount as may be specified in the terms of the particular series established pursuant to that indenture) of all debt securities of the affected series, and the interest accrued on that series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described clauses (c) or (f) above, with respect to the debt securities of one or more but not all series then outstanding, or with respect to the debt securities of all series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount (or, if the debt securities of any such series are Original Issue Discount Securities, the amount of which is accelerable as described in this paragraph) of the debt securities of all the affected series then outstanding under the applicable indenture (treated as a single class) by notice in writing to us (and to the trustee if given by Securityholders) may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of all the affected series, and the interest accrued on those series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described in clauses (d) or (e) above occurs and is continuing, then the principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as may be specified in the terms of that series) of all the debt securities then outstanding and interest accrued on those debt securities, if any, will be and become immediately due and payable without any notice or other action by any Holder or the trustee to the full extent permitted by applicable law.

     Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding debt securities of all series that have been accelerated, voting as a single class. (Section 6.2)

TRUSTEE'S RIGHTS

     The indentures contain a provision under which, subject to the duty of the trustee during a default to act with the required standard of care:

     (a) the trustee may rely and will be protected in acting or refraining from acting upon any resolution, certificate, officer's certificate, opinion of counsel, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence or indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons, and the trustee need not investigate any fact or matter stated in the document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit;

     (b) before the trustee acts or refrains from acting, it may require an officer's certificate and/or an opinion of counsel, which will conform to the requirements of the applicable indenture, and the trustee will not be liable for any action it takes or omits to take in good faith in reliance on that certificate or opinion; subject to the terms of such indenture, whenever in the administration of the trusts of such indenture the trustee deems it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under such indenture, that matter (unless other evidence in respect thereof be specifically prescribed in such indenture) may, in the absence of negligence or bad faith on the part of the trustee, be deemed to be conclusively proved and established by an officer's certificate delivered to the trustee, and that certificate, in the absence of negligence or bad faith on the part of the trustee, will be full warrant to the trustee for any action taken, suffered or omitted by it under the provisions of such indenture upon the faith of the officer's certificate;

     (c) the trustee may act through its attorneys and agents not regularly in its employ and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it under the applicable indenture;

     (d) any request, direction, order or demand of us mentioned in the applicable indenture will be sufficiently evidenced by an officer's certificate (unless other evidence is specifically prescribed in such indenture); and any board resolution may be evidenced to the trustee by a copy of the resolution certified by our Secretary or an Assistant Secretary;

     (e) the trustee will be under no obligation to exercise any of the rights or powers vested in it by the applicable indenture at the request, order or direction of any of the Holders, unless the Holders have offered the trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with the request or direction;

     (f) the trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the applicable indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, under such indenture;

     (g) the trustee may consult with counsel, and the written advice of its counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the applicable indenture in good faith and in reliance on that opinion of counsel; and

     (h) prior to the occurrence of an event of default under each indenture and after the curing or waiving of all events of default, the trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officer's certificate, opinion of counsel, board resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit and, if the trustee decides to make such further inquiry or investigation, it will be entitled to examine, during normal business hours and upon prior written notice, our books, records and premises, personally or by agent or attorney. (Section 7.2)

     Subject to various provisions in the indentures, the Holders of at least a majority in principal amount (or, if the debt securities are Original Issue Discount Securities, such portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class) by notice to the trustee, may waive, on behalf of the Holders of all the debt securities of that series, an existing default or event of default with respect to such debt securities of that series and its consequences, except a default in the payment of principal of or interest on any debt security as specified in clauses of the "Events of Default" section above or in respect of a covenant or provision of such indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security affected by the default. Upon any waiver, the default will cease to exist, and any event of default with respect to the debt securities of that series will be deemed to have been cured, for every purpose of such indenture. However, no waiver will extend to any subsequent or other default or event of default or impair any right in relation to any subsequent or other default or event of default. (Section 6.4)

     Subject to provisions in the indentures for the indemnification of the trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class), may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series by such indenture, provided that the trustee may refuse to follow any direction that conflicts with law or such indenture that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided, further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from such Holders of debt securities pursuant to such indenture. (Section 6.5)

     The indentures provide that no Holder of any applicable debt securities of any series may institute any proceeding, judicial or otherwise, with respect to the applicable indenture or the debt securities of that series, or for the appointment of a receiver or trustee, or for any other remedy under the indentures, unless:

     (a) such Holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     (b) such Holders of at least 25 percent in aggregate principal amount of applicable outstanding debt securities of the affected series have made written request to the trustee to institute proceedings in respect of the event of default in its own name as trustee under such indenture;

     (c) the Holder or Holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with the request;

     (d) the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

     (e) during the 60-day period, the Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of the affected series have not given the trustee a direction that is inconsistent with such written request. A Holder may not use such indenture to prejudice the rights of another Holder or to obtain a preference or priority over any other Holder. (Section 6.6)

     The indentures contain a covenant that we will file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. (Section 4.6)

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Each indenture provides with respect to each series of applicable debt securities that, except as otherwise provided in this paragraph, we may terminate our obligations under such debt securities of a series and the applicable indenture with respect to debt securities of that series if:

          (a) all debt securities of that series previously authenticated and delivered, with certain exceptions, have been delivered to the trustee for cancellation, and we have paid all sums payable by us under such indenture with respect to that series; or

          (b) (1) the debt securities of that series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption;

          (2) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the Holders of those debt securities, for that purpose, money or U.S. Government obligations or a combination of money or U.S. Government obligations sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of that series to maturity or redemption, as the case may be, and to pay all other sums payable by us under such indenture; and

          (3) we deliver to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of that series have been complied with.

     With respect to the foregoing clause (a), only our obligations to compensate and indemnify the trustee will survive. With respect to the foregoing clause (b), only our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. Thereafter, only our obligations to compensate and indemnify the trustee and its right to recover excess money held by the trustee will survive. (Section 8.1)

     Each indenture provides that, except as otherwise provided in this paragraph, we:

          (a) will be deemed to have paid and will be discharged from any and all obligation, in respect of the debt securities of any series, and the provisions of such indenture will no longer be in effect with respect to the debt securities of that series (a "legal defeasance"); and

          (b) may omit to comply with any specific covenant relating to such series provided for in a board resolution or supplemental indenture or officer's certificate that may by its terms be defeased pursuant to the applicable indenture (or any term, provision or condition of the senior indenture described above under "-- Certain Covenants", in the case of the senior indenture) and our omission will be deemed not to be an event of default under clauses (c) and (f) under "Events of Default" above with respect to the outstanding debt securities of a series (a "covenant defeasance");

provided that the following conditions will have been satisfied:

          (a) we have irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the Holders of the debt securities of that series, for payment of the principal of and interest on those debt securities, money or U.S. Government obligations or a combination of the foregoing sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect of those payments payable by the trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

          (b) our deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (c) no default with respect to those debt securities will have occurred and be continuing on the date of the deposit;

          (d) we will have delivered to the trustee an opinion of counsel that the Holders of the debt securities of that series have a valid security interest in the trust funds subject to no prior liens under such Uniform Commercial Code; and

          (e) we will have delivered to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with.

     In the case of a legal defeasance, we will have delivered to the trustee an opinion of counsel (based on a change in law) or a ruling directed to the trustee from the United States Internal Revenue Service that the Holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this provision of the applicable indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as could have been the case if the deposit and defeasance had not occurred, or an instrument, in form reasonably satisfactory to the trustee, where we, notwithstanding a legal defeasance of our indebtedness in respect of debt securities of any series, or any portion of the principal amount thereof, will assume the obligation which will be absolute and unconditional) to irrevocably deposit with the trustee any additional sums of money or additional U.S. Government obligations or any combination of money or U.S. Government obligations, at such time or times as necessary, together with the money and/or U.S. Government obligations so deposited, to pay when due the principal of and premium, if any, and interest due and to become due on the applicable debt securities; provided, however, that the instrument may state that our obligation to make additional deposits as aforesaid will be subject to the delivery to us by the trustee of a notice asserting the deficiency accompanied by an opinion of an independent public accountant of nationally recognized standing selected by the trustee, showing the applicable calculation.

     Subsequent to a legal defeasance, our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. After those debt securities are no longer outstanding, in the case of a legal defeasance, only our obligations to compensate and indemnify the trustee and our right to recover excess money held by the trustee will survive. (Sections 8.2 and 8.3)

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

MODIFICATION OF THE INDENTURE

     Each indenture provides that we and the trustee may amend or supplement such indenture or the applicable debt securities of any series without notice to or the consent of any Holder:

     (a) to cure any ambiguity, defect or inconsistency in such indenture, provided that such amendments or supplements do not materially and adversely affect the interests of the Holders;

     (b) to comply with Article 5 (which relates to the covenant discussed under "-- Restrictions on Mergers and Sales of Assets") of such indenture;

     (c) to comply with any requirements of the SEC in connection with the qualification of such indenture under the Trust Indenture Act;

     (d) to evidence and provide for the acceptance of appointment under such indenture with respect to the debt securities of any or all series by a successor trustee;

     (e) to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted under such indenture;

     (f) to provide for uncertificated or unregistered debt securities and to make all appropriate changes for such purpose;

     (g) to change or eliminate any provisions of such indenture with respect to all or any series of the debt securities not then outstanding (and, if the change is applicable to fewer than all those series of the applicable debt securities, specifying the series to which the change is applicable), and to specify the rights and remedies of the trustee and the Holders of those debt securities; and

     (h) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

     Each indenture also contains provisions that allow us and the trustee, subject to certain conditions, without prior notice to any Holders, to amend such indenture and the outstanding debt securities of any series with the written consent of the Holders of a majority in aggregate principal amount of the applicable debt securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class). The Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of all series affected (all such series voting as one class) by written notice to the trustee may waive future compliance by us with any provision of such indenture or the debt securities of that series. Notwithstanding the foregoing provisions, without the consent of each applicable Holder affected, an amendment or waiver, including a waiver pursuant to Section
6.4 of such indenture, may not:

     (a) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, the Holder's debt security or reduce the principal amount or the rate of interest of that debt security (including any amount in respect of original issue discount), or any premium payable with respect to that debt security, or adversely affect the rights of that Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of that Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon the acceleration of the maturity of that debt security or any amount provable in bankruptcy, or change any place of payment where, or the currency in which, any debt security or any premium or the interest on that debt security is payable, or impair the right to institute suit for the enforcement of any payment on or after the due date of that payment;

     (b) reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose Holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of such indenture or certain defaults and their consequences provided for therein;

     (c) waive a default in the payment of principal of or interest on any applicable debt security of a Holder; or

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     (d) modify any of the provisions of such indenture governing supplemental indentures with the consent of Securityholders, except to increase the percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security affected by the modification.

     A supplemental indenture which changes or eliminates any covenant or other provision of the applicable indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of Holders of applicable debt securities of that series with respect to that covenant or provision, will be deemed not to affect the rights under such indenture of the Holders of debt securities of any other series or of the coupons appertaining to those debt securities. It will not be necessary for the consent of any Holder under such indenture to approve the particular form of any proposed amendment, supplement or waiver, but it will be sufficient if the consent approves the substance of the amendment, supplement or waiver. After an amendment, supplement or waiver under such indenture becomes effective, we or, at our request, the trustee will give to the affected Holders a notice briefly describing the amendment, supplement or waiver. We or, at our request, the trustee will mail supplemental indentures to Holders upon request. Any failure of us to mail such notice, or any defect in the notice, will not, however, in any way impair or affect the validity of any supplemental indenture or waiver. (Section 9.2)

INFORMATION CONCERNING THE TRUSTEE

     An affiliate of The Bank of New York participates as a lender under certain of our credit agreements.

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                          DESCRIPTION OF CAPITAL STOCK

     We have authority to issue 160,000,000 shares of common stock, par value $1.00 per share and 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2000, we had outstanding 103,741,595 shares of common stock and no shares of preferred stock. Our board of directors has authority, without action by our shareholders, to issue authorized and unissued shares of preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each series.

     The following is a brief summary of the voting, dividend, liquidation and certain other rights of the holders of the capital stock as set forth in our by-laws and Restated Certificate of Incorporation, copies of which are filed with the Commission.

COMMON STOCK

     Voting Rights-Noncumulative Voting. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

     Our Restated Certificate of Incorporation requires the affirmative vote of 90% of our outstanding shares of common stock to authorize certain mergers, sales of assets, corporate reorganizations and other transactions in the event that any person or entity acquires 30% or more of our outstanding common stock.

     Dividends; Restriction on Payment of Dividends. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available for the purpose and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of Arrow, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis the remaining assets of Arrow available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

     In addition, the terms of our second amended and restated credit agreement, as amended, and our amended and restated 364-day credit agreement require that consolidated total debt, consolidated net worth, and the ratio of earnings to cash interest expense be maintained at certain designated levels.

     All outstanding shares of common stock are fully paid and not liable to further calls or assessment by us.

PREFERRED STOCK

     Our board of directors is authorized, without further vote or action by the holders of our common stock, to issue by resolution an aggregate of 2,000,000 shares of preferred stock. These shares of preferred stock may be issued in one or more series as established from time to time by our board of directors. Our board also is authorized to fix the number of shares and the designation or title of each series of preferred stock prior to the issuance of any shares of that series. Regarding each class or series of preferred stock, our board will fix the voting powers which may be full or limited, or there may be no voting powers. Our board will also determine the preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, of each series of preferred stock. Our board is further authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of the class or series then outstanding.

     No shares of preferred stock are presently outstanding and we have no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until our board of directors determines the specific

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

terms, rights and preferences of a series of preferred stock. However, possible effects might include restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of the common stock without further action by holders of common stock. In addition, under some circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, which could thereby depress the market price of our common stock.

RIGHTS AGREEMENT

     In March 1988, we paid a dividend of one preferred share purchase right on each outstanding share of common stock pursuant to a rights agreement. Each right entitles the holder to purchase from us one one-hundredth of a share of participating stock, $1.00 par value, for a price of $50, subject to adjustment. Although the rights are not intended to prevent a takeover of Arrow at a full and fair price, they may have certain anti-takeover effects. They may deter an attempt to acquire Arrow in a manner which seeks to deprive our shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of Arrow and its shareholders through certain self-dealing transactions. The rights may cause substantial dilution to a person or group that acquires or attempts to acquire Arrow without the rights being redeemed by the board of directors. Accordingly, the rights should encourage any potential acquirer to negotiate with our board of directors. Unless approval is first obtained from our board of directors, the rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them.

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                            DESCRIPTION OF WARRANTS

     We have described below the general terms and provisions of the debt warrants and equity warrants to which a prospectus supplement may relate. We will describe the particular terms of any debt warrants and equity warrants offered by any prospectus supplement in the prospectus supplement relating to such debt warrants or equity warrants.

GENERAL

     We may issue debt warrants and equity warrants, evidenced by warrant certificates under a warrant agreement, independently or together with any debt securities, preferred stock or common stock. The warrants may be transferable with or separate from such securities. If we offer debt warrants, the applicable prospectus supplement will describe the terms of the debt warrants, including the following: (i) the offering price, if any, including the currency, or currency unit in which such price will be payable; (ii) the designation, aggregate principal amount and terms of the offered debt securities with which the debt warrants are issued and the number of debt warrants issued with each such offered debt security; (iii) if applicable, the date on or after which the debt warrants and the related offered debt securities will be separately transferable; (iv) the designation, aggregate principal amount and terms of debt securities purchasable upon exercise of one debt warrant and the price or prices at which, and the currency, or currency unit in which such principal amount of debt securities may be purchased upon exercise; (v) the date on which the right to exercise the debt warrants commences and the date on which such right expires; (vi) any U.S. Federal income tax consequences; (vii) whether the debt warrants represented by the warrant certificates will be issued in registered or bearer form or both; and (viii) any other material terms of the debt warrants. If we offer equity warrants, the applicable prospectus supplement will describe the terms of the equity warrants, including the following: (i) the offering price, if any, including the currency or currency unit in which such price will be payable; (ii) the designation of any series of preferred stock purchasable upon exercise of the equity warrants; (iii) the number of shares of preferred stock or common stock purchasable upon exercise of one equity warrant, and the price or prices at which, and the currency, or currency unit in which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the equity warrants and the date on which such right expires; (v) any U.S. Federal income tax consequences; (vi) whether the equity warrants represented by the warrant certificate will be issued in registered or bearer form or both; (vii) whether the equity warrants or the underlying preferred stock or common stock will be listed on any national securities exchange; and
(viii) any other material terms of the equity warrants. In addition, if we sell any debt warrants or equity warrants for any foreign currency or currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue will be specified in the applicable prospectus supplement.

     Warrant certificates, if any, may be exchanged for new warrant certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the warrant agent, which will be listed in the applicable prospectus supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of debt securities (except to the extent that the consent of warrantholders may be required for certain modifications of the terms of the indenture under which the series of offered debt securities issuable upon exercise of the warrants to be issued) or preferred or common stockholders and are not entitled to payments of principal and interest, if any, on debt securities or to dividends or other distributions made with respect to preferred stock or common stock.

     Warrants may be exercised by surrendering the warrant certificate, if any, at the corporate trust office or other designated office of the warrant agent, with (i) the form of election to purchase on the reverse side of the warrant certificate, if any, properly completed and executed, and (ii) payment in full of the exercise price, as set forth in the applicable prospectus supplement. Upon exercise of warrants, the warrant agent will, as soon as practicable, deliver the debt securities, preferred stock or common stock issuable upon the exercise of the warrants in authorized denominations in accordance with the instructions of the exercise warrantholder and at the sole cost and risk of such holder. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of unexercised warrants, if sufficient time exists prior to the expiration date.

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                              PLAN OF DISTRIBUTION

GENERAL

     Any of the securities offered hereby may be sold in any one or more of the following ways from time to time:

     - to or through underwriters;

     - through dealers;

     - directly to other purchasers; or

     - through agents.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters may receive compensation from us or purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any person who may be deemed to be an underwriter will be identified, and the compensation received from us will be described, in the prospectus supplement.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if those securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     Except for our common stock, all securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in those securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any of our securities.

     Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which those types of contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to our approval. The obligations of any purchaser under any of those types of contracts will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of any jurisdiction to which the purchaser is subject. The underwriters and agents will not have any responsibility in respect of the validity or performance of those contracts.

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                             VALIDITY OF SECURITIES

     The validity of the securities offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated February 16, 2000 incorporated in this prospectus by reference and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited historical financial statements of the Wyle Electronics Group incorporated in this prospectus by reference to Arrow Electronics, Inc's Form 8-K dated September 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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